UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934

Commission File Number: None

ROLLTECH, INC.

(Exact name of registrant as specified in its charter)

Nevada 98-0230423

(State of organization) (I.R.S. Employer Identification No.)

2nd Floor, 1311 Howe Street, Vancouver, B.C. V6Z2P3

(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 681-3071

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

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ITEM 1.

DESCRIPTION OF BUSINESS

General Description.

Rolltech, Inc. (the "Company"), is a Nevada corporation, which was organized on January 25, 2000, with its Nevada statutory office located at 2950 E. Flamingo Rd., #B, Las Vegas, Nevada 89121 and its principal office located at 2 nd Floor, Viva Tower, 1311 Howe Street, Vancouver, B.C. V6Z2P3.

Rolltech, Inc., is a developmental conventional marketer and business-to-business (B2B) Internet marketer of high technology products, with special emphasis in the marketing of those products, which have the unique potential to significantly improve the efficiency of manufacturing machines and manufacturing processes. The business model of the Company effectively bridges the old world of manufacturing industries with the new world of high technology and Internet commerce, resulting in increased productivity for both worlds. The Company envisions to develop premium B2B Web sites, to be viewed by the manufacturers worldwide as the primary sources for information on new manufacturing solutions, high technology manufacturing products, and the best deals in the worldwide market.

The Company is in the developmental stage and has no history of operation. On July 21, 2000, the Company completed an initial public offering of shares (the Offering) pursuant to Regulation D, Rule 504, which was approved as a qualification registration of securities under RCW 21.20.210 of the Washington State Securities Statutes, with the gross proceeds of $150,000. Immediately prior to the Offering, as an initial marketing project, the Company has executed a Marketing License Agreement with Terlaz USA, Inc., of New York, with the exclusive license (details discussed in Item 2) to market the proprietary solid-state graphite-based lubricant, the Cobra (TM) Solid Lubricant, and future products, developed by Terlaz, on the fully interactive B2B Web site to be launched by Rolltech. Rolltech's first licensed product, the Cobra (TM) Solid Lubricant technology, maximizes machine performance and manufacturing efficiency for many existing Terlaz clients, which includes Kodak and other fortune 500 companies. The technology generates substantial cost savings by decreasing equipment downtime due to bearing failure or maintenance. The Company intends to utilize the proceeds from its stock offering to immediately initiate OTCBB listing and to execute the initial phase of its first marketing licensing agreement. With the completion of its stock offering on July 21, 2000, and the successful listing of the shares on the OTCBB, the Company will attempt to achieve cash flow by developing and launching its first fully interactive B2B Web site to expeditiously implement the License in the marketing of the Cobra (TM) Solid Lubricant on the Internet to a planetary English-speaking audience. With the introduction of its first B2B manufacturing technology interactive Web site in the market and the successful sale of its first licensed product, the Cobra (TM) Solid Lubricant, it is the expectation of the Management that the Company will emerge from its developmental stage and initiates its activities as an innovative Internet marketing company for the high technology segment of the manufacturing industry.

Risk Factors

The business of Rolltech, Inc., is subject to numerous risk factors, including the following risk factors, which are not exhaustive, are merely illustrative of the substantial risks involved in an investment in the securities of the Company:

A. Business Related Risk Factors.

1. Limited Operating History. Rolltech, Inc. was incorporated in Nevada on January 25, 2000 and has not yet commenced operations. The Company's future growth and profitability are dependent upon several factors, including the successful listing of its shares on the OTCBB and the market acceptance of the licensed Cobra (TM) Solid Lubricant (the Product) and other manufacturer products to be marketed on the Company's business-to-business Web site..

2. The Company's Business and the Economy. The Company's management expects to generate immediate revenues from the sale of the licensed Product on its first B2B e-commerce site, although the Web site is not currently functional and the Company has no revenues to date. However, there is no assurance that the Company will be able to profitably sell the licensed

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Product to manufacturers. Furthermore, the Company's business related to the manufacturing industry is highly sensitive to the national and international economies, as well as Internet market conditions. A sudden downturn in the national economy or in the countries where the Company intends to vend its services due to territorial limitation of the current License, may have a disproportionately high impact on the Company's ability to generate revenues as compared with companies in other industries.

3. Competitors in Product Marketing, Ad Space Marketing, and Acquisition of Future Licensed Products . There is intense competition for business in the market of the Cobra (TM) Sold Lubrication, to supply manufacturers with lubrication and seal products suitable for roller and ball bearings found in manufacturing equipments. With more entries into the B2B market in the future, the Company will undoubtedly also face competitors in the marketing of the advertisement space to manufacturers on its B2B Web site. In addition, when the Company is ready to launch its future Web sites, there will be competitors for the markets and for the revenue sources for these Web sites. Furthermore, the Company also anticipates competitors in the acquisition of licenses for future products, if other B2B marketeers compete aggressively to acquire licensing for high technology products in the manufacturing industry. Many firms and/or persons competing for such markets are far better financed and have a much larger staff of technical personnel than the Company, thus increasing their competitive advantage.

4. Limited Initial Working Capital . The Company currently has limited initial working capital. Although the projected use of proceeds disclosed in the prospectus of its stock offering reflects the current strategies of the Company, there is no assurance that the business environment on which the expenditures were based will remain the same. Any unanticipated increase in the development, marketing, and operation costs of the B2B Web will have a negative impact on the Company's operations.

5. New Business in Evolving Internet Market. Investors should examine the Company's ability to grow and prosper in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the B2B online marketing and advertising markets. Some of these risks include the Company's ability to:

. successfully launch and initiate the Company's B2B Web site;

. anticipate and adapt to the rapid changes in the Internet;

. manage growth effectively;

. continue to integrate and upgrade technology related to the operation of the B2B Web site;

. respond to competitive developments in the same market;

. continue to identify, attract, retain and motivate qualified personnel.

If the Company is unsuccessful in addressing the above risks and other inherent risks not cited above, the Company's startup venture may falter and the business, along with potential revenues, may not grow in accordance to the business model stipulated in this Registration Statement, and thus, may fall short of expectations of industry analysts and investors, which in turn could negatively affect the price of the shares of the Company.

6. Uncertainty of Market Reception of Shares. Upon approval of this Form 10-SB, the Company intends to list its shares to trade on the OTC Bulletin Board (OTCBB). There is no assurance that the NASD will accept the Company's application to trade on the OTCBB. If and when successfully traded on the OTCBB, it should also be emphasized that stocks listed on the OTCBB are not actively traded stocks and experience high levels of volatility. Furthermore, due to the limited operating history and the emerging nature of the Internet B2B industry, it is not certain how the shares of the Company will be received by market makers and the investors in the market place. Any potential sudden upturn in the shares of the Company when initially traded is no guarantee of favorable future share pricing in the market.

7. Many Anticipated and Unanticipated Business Factors Affecting E-Commerce Startup and Operating Results. The success of the Company's B2B Web site is directly related to the continued acceptance and evolution of the Internet as a marketing medium. Any negative publicity and/or diminishment in the public's interests in the Internet will negatively impact the operation of the Company. The immediate success of the Company is also contingent on the positive reception of the present licensed Product by manufacturers and the reception of future licensed products, as well as the acceptance of the B2B Web site

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by industry as an effective marketing tool for their products and services. Although by no mean exhaustive, some of these business factors, implicit to the B2B Web site marketing concept and to the wildly evolving Internet as a business marketing medium, which may adversely affect the operations and the share price of the Company, are discussed individually in this section of the Prospectus, the overview of which may be summarized as follow:

. Business and industry acceptance of the Internet as an effective B2B commerce medium;

. The growth momentum of the Internet and the B2B e-commerce, compared to traditional media;

. Industry acceptance of the licensed Product and future licensed products;

. Changes in the technology of the licensed products, resulting in obsolescence;

. Industry acceptance of the Company's B2B Web site as an effective marketing and advertising medium;

. Changes in the technology and/or pricing policies of B2B Web site competitors;

. Expiration or termination of licensing agreement in the licensed Product and future licensed products;

. Introduction of new or enhanced services by the Company or by other B2B Web site competitors;

. System outages and delays by the Licensor and other future licensor(s), resulting in delay in processing of orders;

. System outages and delays in upgrade related to our first B2B Web site and future Web sites;

. Disruption or impairment of the Internet;

. Changes in government regulation of the Internet;

. General economic and market conditions, as well as economic and market conditions specific to the Internet.

8. Business and Industry Acceptance of the Internet as an Effective B2B Commerce Medium. Although it is widely touted by market analysts that the B2B Internet market is vastly more immense than the consumer Internet market, measuring in trillions of dollars, the evolution of this market is uncertain, and due to the lack of history, is subject to wild speculations from all directions. Thus, the investment in the B2B Internet marketing business of the Company is not suitable for all investors.

9. The Growth Momentum of the Internet and the B2B E-commerce, Compared to Traditional Media. The success of the Company depends on the growth momentum of the Internet in general and of the B2B e-commerce in particular. If the Internet infrastructure and the B2B Web commerce fail to grow and develop further, below the speed favorable to the acceptance of the Internet by businesses and industries, the implementation of the Company's current business model will be adversely impacted. Since the Company expects to derive substantially most of its revenue in the foreseeable future from B2B e-commerce of high technology manufacturing products and services, the future success of the Company is highly dependent on the increased use of the Internet by the manufacturers and manufacturer support businesses. In addition, B2B e-commerce is still a grass-root business model, filled with excitement but also risks, of which the effectiveness is uncertain compared to traditional business-to-business marketing methods.

10. Industry Acceptance of the Licensed Product and Future Licensed Products. The current licensed Product, the Cobra (TM) Solid Lubricant, is a relatively new product, targeted to provide solution for the lubrication and seal problems wherever roller and ball bearings are used. In addition, the Company intends to seek exclusive marketing license for future products in development from the Licensor and other developers. Although the initial reception of the Cobra (TM) Solid Lubricant by Fortune 500 companies is positive, the success of the Company depends on the continued acceptance of the licensed Product and future licensed products by the manufacturing industries.

11. Changes in the Technology of the Licensed Products, Resulting in Technology and/or Market Obsolescence. The current licensed Product, the Cobra (TM) Solid Lubricant, is a relatively new product, targeted to provide solution for the lubrication and seal problems related to the conventional roller and bearing assemblies. The Cobra (TM) Solid Lubricant technology has shown technological advantages in certain applications, not found in conventional lubrication and seal methods. Any changes in the technology of the licensed Product and/or future licensed products, which will diminish the acceptance of the licensed products by industries or render the technologies, on which the licensed products are based on, obsolete, will certainly have a devastating impact on the revenue of the Company derived from the affected products.

12. Industry Acceptance of the Company's B2b Web Site as an Effective Marketing and Advertising Medium . The ability of the Company to effectively market the licensed Product, to procure licenses for

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future products, and to sell the advertisement spaces on its B2B Web site, is contingent upon the industry acceptance of the Company's B2B Web site as an effective marketing and advertising medium to sell the goods and services of the manufacturing industry. If for some reasons the industry determines to reject this marketing medium, on which the business of the Company is based on, the business of the Company will falter, until the business model is revised or altered.

13. Changes in the Technology And/or Pricing Policies of B2b Web Site Competitors. The ability of the Company to effectively sell advertisement spaces, and to a certain extent, to procure newly licensed products to market, is based on the acceptance of the Company's B2B Web site by the manufacturing industry as an efficient marketing medium, compared to the competitors' Web sites and the conventional method of marketing. Any change in the technology and/or pricing policies of our competitors with competitive B2B Web sites, which will give the competitors advantages over the Company's technologies and/or pricing structures, will negatively impact the business of the Company. Many firms and/or persons competing for the same markets are far better financed and have a much larger staff of technical personnel than the Company, thus increasing their competitive advantage.

14. Expiration or Termination of Licensing Agreement in the Licensed Product and Future Licensed Products. According to the License Agreement for the Product, the Company is obligated to meet certain terms and conditions to retain the License. Pertaining to the duration of the License, unless terminated by the mechanism(s) of the Agreement or by consent, the obligations of the Licensor and the Company remain in force and effect for a period of ten (10) years. The termination of the licensed Products, or of future licensed products, caused by the Company's inability to meet the terms and conditions related to the licensed products and/or caused by any dispute with the licensors of the licensed products resulting in suspension of the licenses, will impact adversely on the business of the Company.

15. Introduction and Acceptance of New or Enhanced Services by the Company. Any introduction of newly licensed products, new revenue sources from the Company's Web site, or the introduction of new Web site will require investments of time and funds by the Company, without any guarantee in a positive result from the investments. Due to the speed at which the Internet is evolving, what seems to be plausible at the planning stage of a project may become ineffective when implemented.

16. Management Failure to Timely Integrate New Technologies into the Business Model. Effective operation and maintenance of a B2B Web site requires timely upgrades of newly introduced technologies (e.g., streaming audio and video) and Internet marketing tools and methods. Inability of the management to stay connected to new developments, to recognize the applicability of the new technologies, and to effectively integrate the new Internet technologies and tools into the business model of the Company, will result in technological and marketing obsolescence of the Company's B2B Web sites and faltering of the overall business model of the Company.

17. System Outages and Delays Caused by the Licensor(s), Resulting in Delay in Order Processing. System outages and delays, caused by manufacturing and other internal problems of the Licensor, of which the Company has no direct control, will inevitably result in the delay in the processing of customer orders from the Company , which in turn will have a negative impact on the business of the Company.

18. System Outages Related to Our First B2b Web Site and Future Web Sites. The technologies enabling the efficient operation of a B2B Web site involve software, hardware, and services provided by support vendors, outside of the direct control of the Company. Any shut down of the B2B Web sites operated by the Company, in prolonged duration, will have a devastating impact on the e-commerce of the Company. The Company will maintain and upgrade the systems of its Web sites diligently. However, as with any new and fast evolving technology, there is no assurance that the upgrades and maintenance will absolutely obviate the break down of the Web site. In addition, any internal impairment of the Internet or disruption caused by hackers will have an adverse effect on the proposed business of the Company.

19. Disruption, Impairment, or Delay in Growth of the Internet. The Company's business model requires the efficient working and continued growth of the Internet infrastructure. Any disruption, impairment, or delay in the growth of the Internet as a trusted electronic super highway for commerce will have a direct adverse effect on the operation of the Company. Some of these potential negative factors include:

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. Successful shut down of prominent Web sites on the Internet by hackers using viruses and other disruptive methodologies, as exemplified by the "denial of service" attacks in January of 2000 on Yahoo, eBay, and other high profile Web sites;

. Diminishment of Internet's credibility in the perception of businesses as an efficient and secured medium to conduct business, caused by securities breaches, infrastructure breakdowns due to internal or external causes, and ineffective timely development of enhanced Internet infrastructure and compliment application technologies to enhance the speed and the quality of information delivery in the environment of explosive growth in worldwide users;

. Increase in the invasion of privacy of consumer and business Internet users by Internet Information Marketing firms via increasingly sophisticated software programs, reducing the freedom and activities of Internet users;

. Slow growth in the PC industry to introduce higher speed CPU and Web appliances to facilitate the entry into the Internet;

. Residual effects of Y2K problems affecting the continued growth of the Internet on a planetary level;

20. Government Regulation of the Internet. The Internet is a relatively new communication and commerce medium primarily self regulated by the Internet industry and its participants. Due to the development of an increasingly competitive environment on the Internet domestically and worldwide, the Company believes that new domestic and international laws will be introduced in the near future to address excesses on the Internet and its support industries. In the United States, a number of laws and regulations have been introduced covering issues such as taxation, jurisdiction of taxation, pricing, acceptable content, product delivery timing, privacy, securities, and the truthfulness of the advertised content. Some of these laws may enhance the credibility of the Internet, whiles others may inhibit its growth. Some of these regulations may have a "two-edged sword" effect on the proposed business of the Company. For example, on the issue of user privacy related to the usage of "cookies," small Internet files forwarded to the hard drive of a visitor by the Web site with the purpose of collecting information on the navigation habits of the visitor, any regulation limiting the use of "cookies" will protect the privacy of the Internet users and thus enhance the credibility of the Internet, but simultaneously, will deprive the Company of an effect mean of information gathering concerning the visitors, which feeds into the proprietary data base of the Company, an essential information asset of the Company.

21. Significant Amount of the Offering Proceeds Used to Repay Promoters . On February 10, 2000, the Company has received an interim interest-free funding from Vikra Investment, Inc., for the total amount of $30,000 to pay the immediate offering preparation expenditures, prior to the completion of the sale of the initial public offering of shares (the Offering), with the condition that all offering expenditures to be submitted to and disbursed from Vikra Investment, Inc., and that the debt would be immediately settled upon receipt of the offering proceeds by the Company. Vikra Investment, Inc., is an investment company owned by Taly Keren and Dr. Michael Scheglov, both officers and directors of the Company. Therefore, from the total gross proceeds of $150,000 from its initial public offering shares, $30,000 has been immediately deducted to repay the Promissory Note, of which $28,000 is applied toward the offering related expenditures and $2,000 is applied toward the initial organization costs. Thus, of the $150,000 in offering proceeds, about 80% or $120,000 will be applied toward the development of the proposed business.

22. Low Sales Figures of Licensed Product by Licensor. Terlaz USA Inc, the Licensor, is currently a privately held company incorporated in the state of New York in its third year of operation, with 1999 revenue of $112,000 and Q1 -2000 revenue of $58,000, mostly from the sales of the Licensed Product. Thus, relative to comparative products in the manufacturing industry, the Licensed Product has a relatively low sales figures.

23. Small Amount of Offering Proceeds Available for Promotion of Web site. Since the total gross offering proceeds is only $150,000, the Company has allocated a total of $31,000 or about 26% of the offering proceeds for activities related to the marketing of the Web site and the Licensed Product.

24. Officers Not Committing Full-Time Efforts to the Affairs of the Company. The Management of the Company intends to devote time to other businesses, companies or projects. Mr. Taly Keren, the

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President/Director of the Company, will apply seventy-five percent (75%) of his weekly business hours to the business of the Company. Dr. Scheglov, Vice President/Secretary/Treasurer/ Director will spend seventy-five percent (75%) of his weekly business time to the operation of the Company. Mr. Shifrin, a Director will spend five percent (5%) of his weekly business hours to the tasks of the Company. Mr. McMurray, a Director will contribute five (5%) of his weekly business to the affairs of the Company.

Share Related Risk Factors

1. Limited Capital from Offering. The Company presently has limited working capital. The Company intends to use the proceeds from the Offering to commence and develop its proposed business operations. The Company believes the net proceeds of $120,000 from its stock offering, along with the sale of the licensed Product and the advertisement space to manufacturers and manufacturer support industries on its first B2B Web site, will be sufficient to successfully carry out the Company's proposed business plan for a period of six (6) months. The Company intends to pursue other financing alternatives in order to successfully carry out its business plan, unless revenues from operations exceed present projections. There can be no assurance that future revenues or financing, if any, will be sufficient to carry out the proposed business of the Company.

2. Control of the Company. The present shareholders of the Company presently owns 72.7% of the issued and outstanding shares. Thus, the present shareholders will continue to control the Company and will be able to elect a majority of the Board of Directors and thus control the business operations and policies of the Company.

3. Substantial Dilution; Benefit to Present Shareholders. In addition to the works already provided to the Company, the founding shareholders of the Company invested $15,000 for their 4,000,000 restricted shares. The public investors in the initial public offering of shares of the Company paid $150,000 for their 1,500,000 freely tradable shares. Following the successful completion of its stock offering, on July 21, 2000, the insiders of the Company own 72.7% of the outstanding Common Stock of the Company. The present shareholders purchased their shares at a price substantially below the price at which the offering shares were sold in the stock offering. Therefore, the insider shareholders have experienced an immediate increase in the net tangible book value of their securities, following the stock offering, while the purchasers of the offering shares have experienced an immediate dilution in the value of their securities. The control shareholders of the Company acquired their shares at a cost substantially less than the share price for which the purchasers have paid for their offering shares. Accordingly, an investment in the shares of the Company by the offering investors have resulted in the immediate dilution of the net tangible book value of their Shares. Based on the offering per share price of $.10 (ten cents), new investors experienced immediate and substantial dilution of approximately $0.076 or 76% per share. Subscribers purchasing the offering shares in the stock offering beared a risk of loss, while control of the Company effectively remained in the hands of the founding shareholders.

4. Possible Depressive Effect of Future Sales by Present Shareholders. A total of 4,000,000 shares of the Company's Common Stock have been issued by the Company prior to the stock offering and are held by Taly Keren and Dr. Michael Scheglov, officers, directors and control persons, who hold such shares as "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). These securities may only be sold in compliance with Rule 144, which provides, in essence, that a person (or persons whose shares are aggregated) beneficially owning restricted securities for a period of one year may sell, every three months, in brokerage transactions, a number of shares equal to the greater of one percent of the total number of the Company's then outstanding shares of Common Stock or the average weekly trading volume in the Company's Common Stock during the preceding four calendar weeks. The 4,000,000 shares of Common Stock presently outstanding were issued to Taly Keren and Dr. Michael Scheglov on February 3, 2000. In compliance with Washington State securities code WAC 460-16A-205(1)(p), the shareholders of the 4,000,000 restricted shares have signed lock-in agreements for 3,823,529 restricted shares, which disallows the sale of the related securities for a period of two years and permits the sale of 2.5% of the related shares per quarter, expiring four years from the date of the agreement. The possible sale of these restricted shares under Rule 144, may, in the future, have a depressive effect on the price of the Company's Common Stock in the over-the-counter market, assuming there is such a market, of which there can be no assurance. Furthermore, persons holding restricted securities for one year who are not "affiliates" of the Company, as that term is defined in Rule 144, may sell their securities pursuant to Rule 144 without any limitations on the number of shares sold.

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5. Arbitrary Determination of Offering Stock Price. The offering price of the Shares offered in the stock offering was determined arbitrarily by the Company. Such share price should not be considered an indication of, nor was it based upon, the actual value of the Company and the offering price bears no direct relationship to the book value, assets or earnings of the Company, or any other recognized criteria of value.

6. No Present Market for Securities. There is presently no market for the Company's securities and there can be no assurance that any such market will develop. In the event a public trading market does develop, there is no assurance it will continue. Therefore, any investment in the Company's Common Stock may be highly illiquid and without a market value. In addition, the United States Securities and Exchange Commission (the "SEC") has adopted rules that impose limitations on trading in "penny stocks" (generally defined as securities with a price of less than $5.00).

7. Limited Market for the Company's Common Stock Due to the "Penny Stock" Regulations. The Company's shares of Common Stock are subject to certain "penny stock" rules promulgated by the Securities and Exchange Commission (the "Rules"), which impose additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000). For transactions covered by the Rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. Furthermore, the Rules generally require, among other things, that brokers, engaged in secondary trading of penny stocks, provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices and disclosure of the compensation to the broker-dealer and disclosure of the sales person working for the broker-dealer. These rules and regulations may affect the ability of broker-dealers to sell the Company's securities, thus limiting the liquidity of the Company's securities. By definition, securities traded on the OTC Bulletin Board and/or Pink Sheets, with bid prices less than $5, are considered "penny stocks," by the Rules.

8. No Dividends to Shareholders and None Anticipated. The Company has not paid dividends on the shares of the Company, and there is no anticipation of doing so at any time in the near future. It is anticipated that any income received from operations will be devoted to the Company's future operations.

9. Certain Transactions. The Company have engaged and in the future may continue to engage in certain transactions with its officers, directors and principal shareholders. There can be no assurance that such transactions will be as favorable to the Company as comparable arm's-length transactions might be. In addition, the Company has an existing Marketing License Agreement with Terlaz USA, Inc. of New York and plans to procure additional license transactions from Terlaz and other manufacturers. Management presently has no present or future plans to enter into competing businesses; however, should such a conflict arise, an attempt will be made with regard to any conflict of interest between the Company and management to resolve such conflict in favor of the Company. It is the intent of the Company to enter into all future material affiliated transactions and loans on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, especially those transactions involving insiders, officers and directors of the Company. In addition, all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the Issuer's independent directors who do not have an interest in the transactions and who had access, at the issuer's expense, to issuer's or independent legal counsel.

10. Issuance of Additional Shares. Following the successful completion of the stock offering, the Company will have 69,500,000 authorized, but unissued, shares of Common Stock. These Shares may be issued without shareholder approval to procure additional financing, or for any other purpose that is deemed appropriate to the operations of the Company by the Board of Directors. The potential issuance of such Common Stock, in the sole discretion of the Board, at any time, would result in a lesser percentage of the Company's outstanding shares being held by the public and could result in further dilution of the per share value of the shares held by the public. At present, there are no plans, agreements, arrangements, commitments, or other understandings for the future issuance of any such shares.

11. Likely Need for Additional Financing. The Company's management believes the proceeds of the Offering will be sufficient to enable the Company to develop its first B2B Web site and commence marketing operations. The Company's management also believes that the proceeds from the Offering, together with the proceeds from operations over the next six

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months, will provide sufficient funds to operate at a break even cash flow at the end of the first year. If, however, the Company is unable to successfully generate revenues, it will require additional financing to operate and maintain its marketing operation. There can be no assurance that such financing will be available if and when needed, or on terms favorable to the Company.

12. Reliance Upon Officers, Directors and Key Personnel. The Company is wholly dependent, at present, upon the personal efforts and abilities of its officers, directors and key personnel. The Company is especially dependent on the services of Taly Keren and Dr. Michael Scheglov, the Company's president and vice president, respectively. The loss of the services provided by either person could have a material adverse effect on the operations of the Company. In addition, the officers, directors and key personnel of the Company will devote only part of their time to the Company's business, until such time the Company is funded with an additional funding of $500,000 or greater.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION;

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

Projections and Forward-looking Statements

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The words, "anticipate", "believe", expect", "plan", "intend", "estimate", "project", "could", "may", "foresee", and similar expressions are intended to identify forward-looking statements. The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this report which contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this report. All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

Plan of Operation

A. The Company's Current Marketing License Agreement

On February 7, 2000, the Company ( the Licensee) consummated its first marketing license agreement with Terlaz USA Inc (the Licensor). This section of the Statement provides the disclosures on the Licensed Product, the Licensed Territory, as well as the background information of the Licensor, its proprietary technology, and future products. The topics elaborated in this section of the Statement are as follow:

*The Licensor

*The Cobra (TM) Solid Lubricant Technology

*The Market

*Future Products under R&D

*The License Agreement

The Licensor and Its Businesses . Terlaz USA Inc, the Licensor, is currently a privately held company incorporated in the state of New York in its third year of operation, with 1999 revenue of $112,000 and Q1 -2000 revenue of $58,000, mostly from

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the sales of the Licensed Product. The Licensor has two divisions, Unique Technologies Associates and No Illusions, which administer the business and the manufacturing operations of Terlaz, respectively. The recitals of the License Agreement summarizes the businesses of the Licensor as follow:

A. The Licensor is engaged in the business to research, develop, manufacture, distribute, market and sell graphite-based solid lubricant technologies for bearings, to improve the performance and to extend the life of bearings in manufacturing machineries, thus maximizing manufacturing efficiency and reducing manufacturing costs, especially under adverse manufacturing conditions;

B. The Licensor is the sole owner of the proprietary "Know-how's" to the Cobra (TM) Solid Lubricant Technology, as well as the owner to the trademark of Cobra (TM) for the usage in its solid lubricant and surface treatment technology product lines;

C. The Licensor is the developer and the sole owner of the proprietary Cobra (TM) Surface Treatment technology, a revolutionary technology for the surface treatment of steel currently under development, which has the ability to retard the development of rust and dramatically increases surface hardness of steel, without causing a dimensional change or discoloration unlike other surface treatments;

D. The Licensor is a recognized expert and consultant for the critical selection and application of bearings and lubricants in all aspects of manufacturing functions and wherever bearings and lubricants are utilized;

E. The Licensor is also a distributor for manufacturer of nonmetallic and special material bearings for industrial applications, wherever steel bearings would be unacceptable.

The Licensor has formed some very important relationships with major companies in the manufacturing industry, including Applied Industrial Technologies, Kaman Industrial Technologies, Motion Industries, Inc., and Bearing Distributors, Inc. The Licensor is the exclusive U.S. and Canadian distributor for a well-known, multi-national German company, Schmeing-GmbH, a major manufacturer of polymer bearings. In addition, the Licensor has strategic alliances with other major companies that market its solid lubricants, among which are Koyo, Inc., a Japanese bearing manufacturer and a subsidiary of Toyota Corp., and PEER, a large American bearing manufacturer.

The Proprietary Cobra (TM) Solid Lubricant Technology. Since 1998, Terlaz has developed, tested and successfully demonstrated the commercial viability of its proprietary Cobra (TM) Solid Lubricant technology, which is increasingly accepted as a cost saving and maintenance free alternative to the traditional lubrication and seal methods for ball and roller bearing assemblies. In certain industrial applications (e.g., photography, food processing, and pharmaceutical industries), where product contaminations derived from ball bearing lubricants are unacceptable, this emerging technology is praised by Fortune 500 companies as the best, if not sole, state-of-the art solution to their manufacturing problems.

The Problem. The function of a rolling bearing is to reduce the friction between a fixed load and a moving surface, and to carry a load. The smallest bearing weighs just a few grams and the largest as much as 70 tons, which may cost tens of thousands of dollars. The extension of the life of a bearing is of significant interest to an industry, since it may result in large cost savings and maximizes the manufacturing efficiency of the industrial user. For years, industries worldwide have tolerated "band-aid" solutions for ball bearing problems involving very costly bearing maintenance or specialty lubricating systems that always seem to "gum-up" the works--or the manufacturers just blindly accepted premature bearing failure as a part of the cost of manufacturing.

The Solution. The Cobra (TM) Solid Lubricant technology, developed by Terlaz, provides an innovative high technology solution to the ball bearing lubrication problem. The Cobra (TM) Solid Lubricant technology replaces the conventional lubricant in bearings with Cobra (TM) Solid Lubricant, and then heat cures the assembly, turning the graphite-based lubrication to a solid state. The raceways and balls are then freed, leaving the lubricant bonded to the bearings cage. The result is a rolling bearing, which does not require additional lubricant for its lifetime. It requires no additional seals against lubrication dripping or flinging, with the Cobra (TM) Solid Lubricant acting as a highly effective seal against dirt, dust and other contaminants. The solid lubricant

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remains stable at extreme temperatures, ranging from -250/ to 650/F, not washed out under steam and chemical wash downs and maintains a low starting torque at very low temperatures, which is an essential element for manufacturers. It cannot be washed out by steam and is unaffected by most common solvents and acids. The lubricant also exhibits very low out gassing in high vacuum applications. The Cobra (TM) Solid Lubricant simply and effectively seals the bearing assembly, thus preventing premature bearing failure, resulting in the remarkable extension of bearing life up to ten times or more.. With the incorporation of the Cobra (TM) Solid Lubricant, the corporate bottom line of manufacturers will increase due to:

    reduced machine down time and improved production rates;
  substantially reduced maintenance costs and extended periods between plant maintenance;
  attaining a competitive edge through manufacturing efficiency;
  reduced cost of maintenance labor.

The Proprietary "Know-How." The ability of Terlaz to integrate accurately each Cobra (TM) Solid Lubricant into a bearing assembly, with precision and tolerance to the specification of the client firm, is a closely held proprietary "know-how" and trade secret. This unique, state-of-the art solid graphite lubricant has given design engineers the freedom to design machines that thrive in adverse conditions while generating substantial cost savings and low maintenance for the manufacturers.

The Market of the Cobra (TM) Solid Lubricant. Any discussion of the U.S. market for the Cobra (TM) Solid Lubricant must take into consideration the total market demand for anti-friction bearings, both U.S. made and imported. The Cobra (TM) Solid Lubricant is a value-added product and is not directly affected by the number of bearings manufactured. However, the market size for Cobra (TM) Solid Lubricant is a factor of market size for all bearings acceptable for processing and applications suitable for the characteristics of the Cobra (TM) Solid Lubricant.

The Potential Ball and Roller Bearing Market. According to The U.S. Industry and Trade Outlook '99, in a report prepared jointly by the International Trade Administration of the U.S. Department of Commerce and the McGraw-Hill Companies, "estimates put world ball and roller bearing production at approximately $25 billion bearing shipments are expected to remain at a high level" Bearing units that are not acceptable for processing with Solid Lubricants account for about 32%. Of the remaining 68%, one-fourth of the applications is not suitable for the Cobra (TM) Solid Lubricant, leaving a potential market of about $12.75 billion of available ball and roller bearing production suitable for the integration with Cobra (TM) Solid Lubricant.

The Positive Feedbacks from Fortune 500 Customers. A few of the more recognized customers with high praises for the Cobra TM Solid Lubricant technology are Kimberly-Clark Corporation, Texas Instruments, 3M Corporation, Valmet Corporation, Boeing Automation, Owens Illinois, Guardian Industries, GE Plastics, Reynolds Metal, and Eastman Kodak. During the short period since its introduction, the Cobra (TM) Solid Lubricant technology has solved countless bearing problems across the United States, and foresees many more opportunities just over the horizon in the global market. Eastman Kodak utilizes the Cobra (TM) Solid Lubricant in the manufacturing of films, audio and video tapes, during which the heat, free spinning, and the contaminants frustrate the manufacturing process employing conventional greased ball bearings. The oil and grease lubricants within the bearings, even with specially made seals, have always posed a problem for companies like Kodak, because the solvent used in the manufacturing process destroys the lubricant. The Cobra (TM) Solid Lubricant is the only solution unaffected by the chemicals and the temperatures involved under these manufacturing conditions. Philips Electric incorporates the Cobra (TM) Solid Lubricant in its new filament manufacturing process, a simplified innovative process recently developed by Philips Electric, which utilizes one machine instead of three to manufacture light bulb filaments from tungsten ingots. The style of bearing used and the temperatures involved were beyond the capabilities of conventional ball bearing lubricants. Texas Instruments enjoys the cost savings from reduced maintenance costs and machine down times, derived from the Cobra (TM) Solid Lubricant. Texas Instruments uses a rotating drum with a sand blasting system to clean some of their industrial parts. The sand would work its way past the conventional bearing seals and destroy the bearing. Kimberly Clark always had a problem with the small bearings on the conveyor rolls that go throughout its plant. The rolls must spin free with just the weight of the thin paper going across them, which means they cannot seal the bearings because then the rolls will not spin free. The unsealed bearings must be changed every four weeks due to contaminants in the air, causing frequent bearing failure. This condition at this Kimberly Clark's manufacturing facility is common to every paper plant in the world, which may be solved by the Cobra (TM)

Solid Lubricant technology.

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Future Products in Research and Development.

The Licensor is actively engaged in the research and development of the improvement of the Cobra (TM) Solid Lubricant and the development of new products based on the technology.

R&D Products Involving the Cobra (TM) Solid Lubricant. New products involving the Cobra (TM) Solid Lubricant currently under development or consideration are:

* An enhanced formulation of the Cobra (TM) Solid Lubricant with other additives for food grade machinery.

* An enhanced formulation of Cobra TM Solid Lubricant with other additives for pharmaceutical applications.

New R&D Products in Progress. The Licensor is currently developing the following new product lines of which the Company has the first right of refusal to market based on the License Agreement:

    R&D 1 - Under development is a revolutionary new surface treatment for steel that retards the development of rust and dramatically increases surface hardness, without causing a dimensional change or discoloration unlike other surface treatments.

    R&D 2 - Also under research and development is a similar process for aluminum and non-ferrous materials that has generated encouraging results so far. Both innovative metal treatment technologies have excellent economic potential and have generated tremendous interest from the engineering community. It is anticipated that there will be a strong demand for these products when they are commercially available.

  R&D 3 - The Licensor is also conducting research on the recreational bearing market, which includes in-line skates, skateboards and mountain bikes. With over 30 million skaters now enjoying the sport, in-line skating for the past eight years has been the fastest growing sport in the US . Each pair of in-line skates uses 16 bearings, of which preliminary research indicates that the Solid Lubricant technology may greatly improve performance and life of the sport equipments.

The License Agreement Essentials. To the investors reviewing this Prospectus, three important elements of the License agreement are: 1) the grant of the exclusive marketing rights of the Cobra (TM) Solid Lubricant within the domain of the Worldwide Web and its future derivatives; 2) the grant of the first right of refusal to future products developed by Terlaz, the Licensor; and 3) as a condition for the grants of the License, the Licensor has the right to terminate the License, if the Company's stock offering is not completed by September 30, 2000. The stock offering was completed formally on July 21, 2000, based on the letter from the Escrow Agent. The essentials of the License Agreement signed on February 7, 2000, between the Company and Terlaz USA, Inc., may be summarized as follow:

Essential Definitions. Some of the essential definitions related to the Agreement may be summarized as follow:

1. "Exclusive Rights" shall include the marketing rights granted by the Licensor exclusively to the Licensee and to no other person or entity, within the licensed Territory. Conversely, "Non-exclusive Rights" include the marketing rights of which the Licensor may further license to a third party;

2. "Distributor Price"shall mean the lowest price on the Product charged by the Licensor to its customers as defined in Exhibit A;

3. "Product" shall mean the Cobra (TM) Solid Lubricant, the licensed product line, which may be amended in writing by the undersigned in the future as required;

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4. "Territory" shall mean the designated area in which the Licensee is licensed to market the Product, which includes all countries and territories located within North America, Central America and South America. In addition, Territory shall include the Worldwide Web and the future derivatives of the Worldwide Web.

The Licensed Grants to the Company. The Company has received from the Licensor the following grants:

1. Licensed Product and Territory. The Licensor grants the Licensee the exclusive rights in Central and South America, and non-exclusive rights in North America, to promote, market, distribute and sell the "Product" within the "Territory." In addition, the Licensor grants the Licensee the exclusive rights to market and to distribute the Product worldwide within the domain of the Worldwide Web and future derivatives of the Worldwide Web;

2. Usage of Trademarks and Product Literatures. The Licensor grants the Licensee the right to the unlimited usage of the Cobra (TM) trademark of the Licensor, as well as the marketing literatures of the Licensor, in the marketing and the sale of the Licensor's the Product by the Licensee within the Territory;

3. First Right of Refusal to Future Products. The Licensor grants the Licensee the first right of refusal to the exclusive rights to market future products developed by the Licensor, within the Territory.

The Considerations to the Licensor. The Company has agreed to tender the following considerations to the Licensor for the Grants:

1. Aggressive Marketing of the Product. The Licensee shall use its best efforts and all due diligence to promote, market and sell the Product within the Territory;

2. Minimum Promotion Campaign Costs. The Licensee agrees to conduct an extensive advertising and promotional campaign of the Product within the Territory at its own expense, which shall total to no less than $50,000 per annum;

3. Product Purchase Price. The Licensee agrees to to purchase the Product from the Licensor at the Distributor Price as defined in Exhibit A;

4 30 days Invoice Payment. The Licensee agrees to pay the Licensor within 30 days from the date of an invoice;

5. Appointment of Board Member(s) by Licensor. Upon the execution of this Agreement, the present board members and the present controlling shareholders of the Licensee will permit the Licensor to appoint one Director to the Board of Directors of the Licensee and/or one Director for every three Directors appointed to the Board of Directors of the Licensee.

Special Term and Condition

1. In the event, the Licensee's stock offering is not completed by September 30, 2000, the Licensor is given the right to terminate this Agreement (The initial public offering was completed on July 21, 2000, based on the escrow release.);

2. Unless modified by mutual consent, there is no stipulation of annual sales quota for the Licensed Product found in the Agreement.

B. The Current Corporate Strategies

As discussed previously, in "The Potential Ball and Roller Bearing Market," the potential market for the Cobra (TM) Solid Lubricant is immense and cannot be realistically realized with the limited

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proceeds from the Offering. In addition, it must also be emphasized that the initial industry receptions of the Cobra (TM) Solid Lubricant, by several Fortune 500 companies, are promising and connotes a significant demand for the Product worldwide. Therefore, the management of the Company is optimistic but also realistic in the design of the immediate corporate strategies for the Company. Currently, the Company is engaged in the planning stage to implement the Grants of the License, based on the potential of each grants. To this end, the Company has concluded that the Worldwide Web will provide the greatest potential for immediate revenue from the sale of the Cobra Solid Lubricant to manufacturers worldwide, and is perhaps the most effective way to apply the limited offering proceeds from the Offering with the maximum result. For this reason, the Company has engineered the listed corporate strategies, elaborated in this section of the Prospectus, in an effort to achieve immediate cash flow, and accordingly, to enhance share value for all shareholders. This section of the Prospectus provides the management's disclosures to potential investors on the Company's corporate strategies upon the receipt of the offering proceeds, and is divided into the following topics:

  The Internet Industry and the Emerging B2B E-Commerce
  Phase 1 Corporate Strategies

  Phase 2 Corporate Strategies
  Initial Revenue Sources
  Competitions

The Internet Industry and the Emerging B2B E-Commerce. The Internet has rapidly emerged as an important medium for facilitating communication, disseminating information and conducting commerce, at speed and cost savings less than a decade ago considered to be impractical. According to International Data Corporation, it is estimated that the number of worldwide Internet users exceeded 142 million in 1998 and will grow to approximately 502 million by 2003. In fact, these estimates may be very conservative. International Data Corporation also estimates that worldwide commerce over the Internet will grow from approximately $50.4 billion in 1998 to approximately $1.3 trillion by 2003. Furthermore, as the Internet grows, advertisers have devoted increasing portions of their advertising and marketing budgets to online advertising and direct marketing. Forrester Research estimates that worldwide Internet advertising spending will grow from approximately $3.3 billion in 1999 to approximately $33.1 billion in 2004. Moreover, worldwide expenditures for online direct marketing, as estimated by the Direct Marketing Association, will grow from approximately $603 million in 1998 to approximately $5.3 billion in 2003.

Corporate Strategies Based on Offering Proceeds. Utilizing the net offering proceeds of $120,000, the Company plans to generate cash flows by completing the research and development of its Web site to initiate the marketing of the Cobra (TM) Solid Lubricant on the Worldwide Web. The Web address of the Company's first B2B Web site is "go2rolltech.com." For other corporate businesses, the Company has also reserved the Web address of "rolltech-inc.com."

Research and Development of the "Go2rolltech.com." Web Site. The research and development of the Company's first B2B Web site will be a joint effort between the management of the Company and the newly created Technology Advisory Board of the Company, to be headed by Mr. Ilya Entin, who has twenty years of experience in the designing of software and is well versed in Java programming protocols. He is currently a Senior Software Developer for Watchmark, a Lucent Technologies Venture, in which he is responsible for the Java client - server development. The management will project its business perspectives, especially those attributes related to revenue generation, in the creation of the Web site, whiles the Technology Advisory Board will integrate these business related issues into the technology and the ergonomic attributes of the Web site. The Company strategizes to establish a standardized formulation in the creation of its first B2B Web site, which will become a repeatable precursor to additional Web sites in the future. The Company intends to employ a professional Web page designer to create the home page of the Web site.

Phases of Web site Development. The Company plans to implement its B2B Web site launch in two stages: 1) Phase 1, which includes the incorporation of the basic features required for the B2B Web site to generate immediate revenues; and 2) Phase 2, which encompasses the improvements over the Phase 1 Web site features and expansion of server capacity and safety.

Phase 1 Strategies. The fundamental features of the Company's first B2B Web site will include:

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  Central Theme of Web Site. As previously stated, the Company envisions to develop premium B2B Web sites, to be viewed by the manufacturers worldwide as the primary sources for information on new manufacturing solutions, high technology manufacturing products, and the best deals in the market for manufacturers. The Company will embed this central theme in the design of its first Web site to project its corporate image along this theme.

  Easy Home Page Loading. The graphics of the Home Page will be designed in a manner to accommodate quick launch and display of the entire page, even with dial-up 56K modem. To accomplish this objective, the page will be designed as a small sized HTML file, with minimum JPEG graphics and without the usage of any GIF or related moving graphics. The objective for this attribute of the Web site is simple, to permit the business viewers to quickly open the Home Page, to get down to business and to initiate navigation of the Web site with minimum wait for page loading.

  Easy Home Page Topic Finder. The Company will design the Home Page with user friendly simplicity, without the busy clutters found in many business Web sites, to facilitate the navigation of the Web site by corporate users. The Link Selections on the Home Page will be limited to only few major categories (e.g., "Company Information," "Product Information"). With the movement of the mouse prompter to a listed category, a window will appear to reveal the sub-categories, much like the features found in the menu of many current Window based software. In this manner, the sub-categories are hidden in the Home Page and may be easily altered by the Company, without any modification required on the HTML file of the Home Page. Thus, additional product page links may be added onto the Web site with ease and speed in the future. A random search feature will also be available to visitors to search the entire Web site "link tree" based on a given key word. This feature is essential to the operation of a marketing Web site, since each Web page is too limited in space to provide a list of all potential search topic, without obstructing the actual intended subjects of the page.

  Product Information Links. Each Product Information subcategory link will be designed with an intuitive repeatable protocol for easy navigation by end users and also for easy modification by the Company. For example, the Cobra (TM) Solid Lubricant page will include product history and description, product applications (link), current customer comments (link), sample request form (link), visitor information questionnaire form to determine product applicability (link), product information on-demand download link, and email feedback (link). In addition to these features, the product page for conventional products will also include direct quote link for a given item and order form link. The Company intends to design its B2B Web site link features with the state-of-the art interactivity and fast retrieval of information on demand.

  Streaming Video and Audio. Initially, the streaming video to be incorporated into the Web site will be limited to the illustration of product applications. The duration of the video will be short. The Company has initiated discussion with local streaming video resellers, as well as TYCOM X, Inc. of Los Angeles, which offers complete turnkey streaming video packages for large capacity simultaneous visitors, utilizing a new JAVA technology requiring no end user viewer installation. The Company may select streaming audio along with slide show-audio presentations to provide a multimedia presentation of its licensed products and products of advertisers. Due to the smaller file size, streaming audio presentation loads faster and streams smoother. It also allows the visitor to listen to the audio while reviewing the text and graphics related to a product line.

  Web Site Hosting. The Company will seek a hosting agent for the Web site, which has the ability to provide expandable band-width and cache to accommodate any large simultaneous visitor load to the Web site. In addition, the hosting agent must also provide adequate "fire wall" protection against potential hackers, which will become an essential component intrinsic to any client information transmission and client payment transaction conducted over the Web site. Any successful hacking against the Company's Web site(s), resulting in the shutting down of the Web site(s), will have a detrimental effect on the business of the Company.

Phase 1 Support Advertisement for Web Site. As indicated in the "Use of Proceeds" section, the Company has allocated $20,000 for marketing activities of the Web site in Phase 1. Upon the completion of the R&D and the testing of the first B2B Web site, to increase visibility and enhance traffic to the site, the Company will promote the Web site utilizing the following strategies:

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  Business Journal Advertisement. The Company plans to promote the Web site to manufacturers by placing small but catchy ads on the Wall Street Journal, the Asia edition of the Wall Street Journal, and the European edition of the Wall Street Journal. These small ads will be created specifically to attract the attention of the managements of manufacturers to the Company's B2B Web site. The Company may also place ads on the Economists, which also has a worldwide circulation. In addition, the Company may also consider placing ads on manufacturer trade publications.

  Cross Advertisement Links. The Company intends to corporate with other B2B manufacturer Web sites to establish cross advertisement links with these Web sites. Cross advertisement links may immediately be established with Licensor's Web site and the Web site of the current customers of the Licensor.

Phase 1 Search Engine Listing. The Company intends to list its B2B Web site on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep, and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessability and visibility in the search engine listings, the Company will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits.

Phase 2 Strategies. Once the B2B Web site is launched through the successful implementation of Phase 1 strategies, the Company will initiate its Phase 2 strategies, by applying additional capitals to strengthen the visibility of its B2B Web site and the marketing of the Cobra (TM) Solid Lubricant technology primarily through the quantitative and qualitative enhancement in the advertisement of the site. The main thrust of the Phase 2 Strategies is to increase traffic to the Web site and to promote and sell the new Cobra (TM) Solid Lubricant technology, which is still widely unknown to manufacturers around the world. Unaware of the Cobra (TM) Solid Lubricant technology, as an alternative to conventional lubrications and seals for roller and ball bearing assemblies, the manufacturers will be interested to learn the newly developed high technology solution to their bearing problems, as some of the Fortune 500 companies have expressed.

Enhanced Support Advertisement for Web Site. With the $11,000 allocated for the advertisement activities of its Web site, as discussed in the "Use of Proceeds" section, the Company plans to promote the Web site in Phase 2 of its strategies utilizing the following approach:

  Trade Journal Advertisement. In addition to the ad placements on the global and regional business journals, the Company plans to promote the Web site to manufacturers by placing cost effective small but catchy ads on trade journals for general manufacturing, paper manufacturing, photography and video manufacturing, light bulb manufacturing, food manufacturing, and drug manufacturing. The Company firmly believes its effort to attract specialty manufacturers, for which the Cobra (TM) Solid Lubricant provides immediate solution, will generate substantial interests and sales.

  Attending Trade Shows. To further market the B2B Web site, the Company will attend major manufacturer conventions, especially for the paper industry, the photography and video industry, the light bulb industry, and the food and drug industries. Due to limited funding, the Company most likely will not have any display booth in these functions, until such time larger funding is available to the Company.

Web Site Improvement. In Phase 2, the Company may budget some of the funds to the improvement of the Web site. Some of these improvements may include:

  Web Site Hosting Enhancement. The Company will seek to enhance the capacity of the Web hosting service to accommodate increased file storage capability and increased visitor capacity. In addition, the Company will seek to enhance the frequency and spectrum of the visitor profile feedback report from the hosting agent, of which the data is proprietary and resalable in the information market. Lastly, the Company will seek to improve the securities of the Web site against hackers and unsolicited information gathering of the Company's visitors.

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  Streaming Video Enhancement. The product application streaming video available for the Cobra (TM) Solid Lubricant page in Phase 1 will be expanded to include testimonies from current users. The overall video length will most likely be increased, along with better quality video scripting and productions.

  Video Conferencing. The feature of video conferencing on scheduled time will be incorporated into the Web site. Initially, the open source chat room method will be utilized to implement this feature due to limited funding. Upon verification of the visitor's manufacturer status, the visitor will be able to request a scheduled video conference with a marketing agent of the Company via the B2B Web site.

Expansion of Marketing in Other Aspects of the Licensed Territory. According to the License Agreement for the Cobra (TM) Solid Lubricant, in addition to the exclusivity to market the Product on the Worldwide Web and its future derivatives, the Company is also granted the exclusive marketing right in Central and South America and the non-exclusive right in North America. If fund is available, the Company plans to conduct initial works in the expansion of the marketing of the Product in other domains of the licensed Territory.

Initial Revenue Sources. Upon completion and the successful launch of its first B2B Web site, of which there can be no assurance, the Company expects to derive revenues from the worldwide sale of the Cobra (TM) Solid Lubricant, from additional licensed products, and form corporate advertisements of services and products from the manufacturing industries and manufacturing service industries.

The Sale of the Cobra (TM) Solid Lubricant. As discussed previously in "The Market of the Cobra (TM) Solid Lubricant," the current market for roller and ball bearing production is estimated to be $25 billion, of which the potential market serviceable by the Cobra (TM) Solid Lubricant is $12.75 billion. The Cobra (TM) Solid Lubricant has only been recently introduced in North America and has not been marketed aggressively on the Internet to a worldwide audience.

The Sale of Additional Licensed Product in the Future. As reviewed previously in the "Future Products under R&D," the Licensor of the Cobra (TM) Solid Lubricant has several products under research and development, of which the Company has a first right of refusal. The new formulations of the Cobra (TM) Solid Lubricant, currently under development for the food and drug manufacturers, when available, may expand the potential sales of the Product in these new markets. In addition, the research in the applications of the Cobra (TM) Solid Lubricant in the recreational sport industry is expected to enhance the potential sale of the Product. In addition, the innovative surface treatment for steel and non-ferrous metals, currently under research and development by the Licensor will provide the Company's B2B Web site with new products for marketing, resulting in the expansion of the revenue sources.

Corporate Advertisement Sale. The Company expects to generate additional income from the Web site by selling limited number of ad spaces to inventory and equipment financing firms and to the manufacturers. There can be no assurance of the Company's ability to generate income in this manner.

Competition. In term of the Internet marketing of the Cobra (TM) Solid Lubricant, the Company has an exclusive marketing license for the Product, and thus, has no competitor. However, as previously stated, the Product will compete directly with lubrication and seal products currently available for conventional roller and ball bearing assemblies, as well as newer polymer-based bearings. In addition, the B2B e-commerce on the Internet is a fast growing sector with new entries into the market almost on a daily basis. The Company will face ample competitions in this market.

Disclaimer and Cautionary Statement Related to the Plan of Operation . Due to the limited proceeds of its recent stock offering and the speed of the advancement of the Internet technology, at its sole discretion, the management of the Company reserves to right to alter or abandon any of the stipulated features and/or activities involving the first B2B Web site.

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ITEM 3.

DESCRIPTION OF PROPERTY

Rolltech, Inc., does not own any real property at this time. The Company will initially share office and administrative expenditures in an existing office operated by the directors of the Company at 200 - 1311 Howe Street, Vancouver, BC, V6Z 2P3. Administration and general office expenditures, which include partial office lease payment, telephone, cell phones, pagers, fax , accounting, are estimated to be $6,000, for the first six months of operation following the stock offering, which was completed on July 21, 2000.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT.

The following table sets forth, as of July 31, 2000, the total number of shares owned beneficially by each of the Company's directors and officers, individually and as a group, and the present owners of 5% or more of the Company's Common Stock.

The shareholders listed below have direct ownership of the shares and possess sole voting and dispositive power with respect to the Shares.

Taly Keren

2,000,000 Common Shares (Restricted)

purchase price of $.00125

36.36% of Issued and Outstanding Shares (July 31, 2000)

Dr. Michael Scheglov

2,000,000 Common Shares (Restricted)

purchase price of $.00125

36.36% of Issued and Outstanding Shares (July 31, 2000)

____________

All Officers, Directors, Founders and Control Persons, as a Group

4,000,000 Common Shares (Restricted)

purchase price of $.00125

72.72 % of Issued and Outstanding Shares (July 31, 2000)

Future Sales by Present Shareholders.

The aggregate of 4,000,000 shares of Common Stock originally issued to the founding shareholders are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act ("Rule 144"). Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. Sales of shares by "affiliates" are also subject to volume restrictions and certain other restrictions pertaining to the manner of sale, all pursuant to Rule 144.

The 4,000,000 shares of Common Stock presently outstanding were issued to Taly Keren and Dr. Michael Scheglov on February 3, 2000. In compliance with Washington State securities code WAC 460-16A-205(1)(p), the shareholders of the 4,000,000 restricted shares have signed lock-in agreements for 3,823,529 restricted shares, which disallows the sale of the

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related securities for a period of two years and permits the sale of 2.5% of the related shares per quarter, expiring four years from the date of the agreement. The possible sale of these restricted shares under Rule 144, may, in the future, have a depressive effect on the price of the Company's Common Stock in the over-the-counter market, assuming there is such a market, of which there can be no assurance. The 1,500,000 Shares offered in the initial public stock offering are not "restricted securities" under Rule 144 and can be publicly sold, without compliance with Rule 144, assuming there is a market therefore, for which there can be no assurance.

Sales of the offering shares which will be immediately resalable and sale of other shares after applicable restrictions expire could have a depressive effect on the market price, assuming one develops, of which there is no assurance.

ITEM 5.

DIRECTOR, EXECUTIVE OFFICER, PROMOTERS,

AND CONTROL PERSONS; COMPLIANCE WITH SECTION

16(A) OF THE EXCHANGE ACT

Directors and Officers

The names, addresses, ages, positions and annual remuneration of the present directors and officers of the Company are set forth below:

Taly Keren

Age: 54

Position: President, CEO, Director

Annual Cash Remuneration: $ 24,000 (1)

Address:

470 Eastcot Road

West Vancouver, B.C., V7S1E2

Dr. Michael Schglov

Age: 50

Position: Vice President, Secretary, Treasurer and Director

Annual Cash Remuneration:$ 24,000 (1)

Address:

16125 Junita-Woodinville Way,

NE #2512

Bothell, WA 98011

Michael Shifrin

Age: 54

Position: Director

Annual Cash Remuneration:$ 0

Address:

4 Salka Court

Edison, NJ 08817

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Todd McMurray

Age: 39

Position: Director

Annual Cash Remuneration:$ 0

Address:

1803-1133 Beach Avenue

Vancouver, BC, V6Z1V1

Grigoriy M. Goldenshteyn

Age: 43

Position: Independent Director

Annual Cash Remuneration:$ 0

Address:

709 - 143 Avenue NE #G-27

Bellevue, WA 98007

Dr. Alexander I. Karapetian

Age: 50

Position: Independent Director

Annual Cash Remuneration:$ 0

Address:

102-30 66th Road, #1j

Forest Hills, NY 11375

(1) Upon the completion of the initial public offering, Mr. Taly Keren and Dr. Michael Scheglov each commenced to receive $1000 per month ($12,000 per year), plus $1000 in restricted shares of the Company to be issued at $.10 (ten cents) per share. All officers and directors will be reimbursed for all reasonable expenses they may incur in conducting the Company's business operations.

Background of Officers and Directors

All of the officers and directors of the Company have started and operated their own businesses, or been involved in the start-up and operation of new businesses. Mr. Keren brings more than 20 years of international management, investment and marketing experience. He was instrumental in the founding of several public companies. His business experience also includes the management positions he held in several private and public companies. Dr. Scheglov has successfully combined his marketing, professional and business expertise in the establishment and ongoing management of an immediate care medical facility. In addition, he also founded a chain of dental clinics in Washington State, which was sold in 1985. Mr. Shifrin has more than thirty years of experience in many facets of manufacturing and facility maintenance. Mr. Shifrin has a degree in Machine Technology from the Trade Technical College in Russia and completed the three-year course in HVAC at TCI in New York. Mr. McMurray is a Business Development consultant with 14 years experience including over 10 years experience working with public companies in senior management capacities.

Taly Keren. Taly Keren presently serves as the President of Rolltech. Mr. Keren brings more than 20 years of international management, investment, sales and marketing experience. His management experience includes positions in private and public companies. He currently serves as a Director/President of Venroth Corporation, a private company primarily focused on the acquisition of information technology companies. From 1996 to 1998, he served as President and Director of Odessa Petroleum Corporation, an international oil exploration company. Since 1988 to the present, Mr. Keren manages his personal investment portfolio which includes investments in startups as well as established companies. In 1978, he founded Anchor Security Systems

Ltd. which he successfully managed for10 years then sold his interests in 1988 for approximately $800,000. As founder and President of Anchor, Mr. Keren personally looked after the marketing and sales of the Company's security products. From 1986 to 1991, Mr. Keren held board positions with Vikon International Inc. and Ossa Resources Ltd. In 1972, Mr. Keren graduated with Honors from

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Kherson Marine Business College, Kherson, Ukraine. In 1976, he graduated from Niagara College in St. Catherine, Ontario, Canada. While in college, Mr. Keren studied economics, transportation, marketing, management, industrial safety, commercial routes of the world, navigation and international commerce.

Dr. Michael A. Scheglov, DMD. Dr. Michael A. Scheglov, DMD. has over 20 years experience in business management, operations and marketing. From 1986 to the present, Dr. Scheglov was the Founder, President and CEO of Mountlake Medical Immediate Care Clinics in Washington State, he successfully combined his marketing, professional and business interests in the establishment of a medical facility with 12 Doctors and Medical Professionals. From 1996 to 1998, Dr. Scheglov has served as director of the Odessa Petroleum Corporation. In 1981, Dr. Scheglov founded DentaShield®, which grew to include three dental care facilities in Washington and Oregon states, of which his interests were sold to Safeguard in 1985 for about $250,000. As a seasoned investor and a prudent businessman, Dr. Scheglov brings a critical eye for details, innovations and a commitment to quality. In 1972, Mr. Scheglov graduated from the Moscow Medical-Dental School with a Medical Doctor Degree as well as a Doctor of Dental Surgery. In 1975, he received a PhD from the School of Medicine, Moscow, Russia. In 1979, he graduated from the University of Washington, School of Dentistry as a Doctor of Dental Surgery and a Doctor of Medical Dentistry.

Michael Shifrin. Mr. Michael Shifrin is appointed by Terlaz, the Licensor for the Cobra (TM) Solid Lubricant, as its representative on the Rolltech Board. As stipulated in the License Agreement executed with Terlaz USA, Inc., Terlaz has the right to appoint a director to the Board of the Company. Mr. Shifrin is currently the General Manager, Manufacturing Division at Terlaz USA Inc. He has been working on the Cobra Solid Lubricant technology since its inception in July of 1998. Mr. Shifrin was instrumental in the initial set up of the manufacturing facility including equipment purchase, factory layout, utility requirements, OSHA and EPA compliance, purchase of raw materials, and hiring and training of shop workers. From 1978 to 1998, Mr. Shifrin was the Senior Operating Engineer at the World Trade Center in New York, the largest commercial complex in the world. Mr. Shifrin is EPA Certified for HVAC. In 1970, Mr. Shifrin graduated with a degree in Machine Technology from the Trade Technical College in Russia. In 1982, he completed the three-year course in HVAC at TCI in New York.

Todd McMurray. Mr. McMurray is a Business Development/Investor Relations consultant with fourteen years experience, including over ten years working with public companies in a senior management capacity. Presently, Mr. McMurray works as a Director/consultant to Venroth Corporation, a private company primarily focused on the acquisition of information technologies. His tasks at Venroth include extensive research and analysis of the Internet business models, as well as provision of reviews and comments on potential acquisitions to the board of Venroth. Prior to Venroth, from May 1999 to August 1999, Mr. McMurray served as the Vice President of Corporate Development for Consolidated Ecoprogress Technology, Inc., a public corporation traded on the Vancouver Stock Exchange, where he was responsible for all corporate communications, including redesigning and writing of the Consolidated Ecoprogress's corporate Web site. From April 1998 to May 1999, he served as Vice President Corporate Development for Anzex Resources, Ltd., another public corporation engaged in international platinum exploration. From October 1998 to April 1998, Mr. McMurray served as Vice President of Investor Relations for Odessa Petroleum Corp, a publicly traded petroleum exploration company. From October 1996 to August 1997, he served as a Director and Vice President of IndoAsia Gold, Ltd.. In June of 1995, he co-founded Barramundi Gold, Ltd., which successfully become listed on the Alberta Stock Exchange. From 1988 to 1995, he served as the Vice President Investor Relations of Canarc Resource Corp, a Toronto Stock Exchange listed company. Mr. McMurray has extensive experience developing business strategy, which includes financing, media relations, investor and public relations. Additionally, Mr. McMurray has extensive experience in the preparation of press releases, annual reports, quarterly reports, road shows, corporate Web sites, and regulatory filings. While working with public companies, he regularly acted as a spokesperson at trade shows, conferences and company presentations.

Ilya Entin. Mr. Entin is currently not a member of the Board of Directors of the Company, but is appointed by the Board to head its Technology Advisory Board, created to developed and upgrade the B2B Web site of the Company. Mr. Entin has in excess of twenty years of experience designing

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software and is well versed in Internet Java programming protocols. Since 1999 to the present, Mr. Entin has worked as a Senior Software Developer for Watchmark, a Lucent Technologies Venture, in which he is responsible for the Java client - server development. From 1998 to early 1999, Mr. Entin worked as Java Software Engineer for QAD Corp, during which his responsibilities included the development of Java Web enabled Enterprise resource planning application (client server, security, cryptography, SSL, telnet, user interface and multithreading). From 1997 to 1998, he worked as Senior Internet Developer for Excell Data Corp, during which he worked on JDBC and SQL, fast imaging, user interface, multithreading, Intranet development, and ASP development. From 1996 to 1997, he worked as Senior Software Engineer for Nifco Synergy, Ltd., where he worked on Java Internet programming, Client (windows) and server (Unix), cryptography, client-server, RMI, fast imaging, networking, user interface, C++ andVC ++ MFC programming, MFC extension DLLs, and various graphics user interface. Along with over twenty years of software design experience, Mr. Entin holds a Ph.D. degree in Physics and Mathematics as well as a M.Sc. (Honors) in Metal Physics from the Kurchatov Institute of Atomic Energy. In 1987, he graduated with a Doctorate degree in Sciences, Physics and Mathematics from the Institute of Solid State Physics, Academy of Sciences, Russia. In 1974, he received his PhD in Physics and Mathematics from the Kurchatov Institute of Atomic Energy, Moscow. In 1970, he received his Master of Science degree with honors in Metal Physics from Kurchatov Institute of Atomic Energy.

Independent Directors

In compliance with the requirements of the Securities Administrator of Washington State, related to NASAA Statement of Policy Regarding Loans and Other Material Affiliated Transactions, the Company has appointed two independent directors with good credentials to its Board of Directors.

Grigoriy M. Goldenshteyn. Mr. Goldenshteyn assumed the position of Independent Director of the Company on April 17, 2000. Mr. Goldenshteyn is a professional architectural and structural engineer with twenty years of experience in structural and architectural drafting and design of industrial, residential, and commercial facilities. From 1996 to the present, Mr. Goldenshteyn held the position of Designer and CAD Operator at Lee Architectural Group, Inc., in which he participates in the preparation of the designs and drawings for public facilities, as well as commercial and residential projects. From 1994 to 1996, Mr. Goldenshteyn was employed by International Housing, a division of Habitech, Ltd.), as the CAD Operator, with the responsibilities of preparing structural, architectural and modulation drawings for various commercial and residential projects in South East Asia. From 1982 to 1992, prior to his immigration to the United States, Mr. Goldenshteyn was a design engineer for a government consulting firm, during which he designed steel, wood and concrete structures. He supervised and coordinated the constructions of industrial and residential building projects at the State Construction Company in Kolomiya, Ukraine, from 1979 to 1982. Mr. Goldenshteyn received an Engineering Drafting and Design Certification from Lake Washington Technical College in Kirkland, Washington, which he attended from 1993 to 1994. In 1979, he received a Civil and Industrial Building Design Diploma from Rovno State University in Rovno, Ukaine, which he attended from 1974 to 1979.

Dr. Alexander I. Karapetian. Dr. Karapetian joined the Board of Director on April 17, 2000 as an Independent Director. Dr. Karapetian is an entrepreneur with medical and dental professional background. From 1994 to the present, Dr. Karapetian is the president and founder of the Garden of Health Medical-Dental Clinics, a chain of dental clinics, located in New York and Connecticut, of which he was responsible for the organization and the development of the business since inception, as well as the management of ten dentists and seventeen dental assistants along with eleven back office business administrators. From 1986 to 1994, Dr. Karapetian held the position of Director at the International Trading Company in Moscow Russia, during which he developed, coordinated and supported global industry networks of banking, trading, and consulting professionals through direct communication with international partners of the firm. He was the founder and the president of a dental clinic in Moscow, Russia, from 1983 to 1986, in which he managed twelve dentists and twenty dental assistants. From 1980 to 1983, Dr. Karapetian held the position of Chairman of the Department of Dentistry in the Clinic of National Union, a central refresher school of dentistry in Moscow, Russia, during which he managed twenty three dentists, taught molar and periodontal surgery

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courses, and developed new technologies in Molar Endo and Periodontal Dentistry. He received a DDS Degree from New York University in 1992 and a DDS Degree from Moscow Medical School in 1972. In addition, Dr. Karapetian has a PhD (1978) Degree and MD Degree(1974) from the Moscow Medical School in Russia.

ITEM 6.

EXECUTIVE COMPENSATION

None of the officers and/or directors of the Company currently receive any compensation for their services; however, they will be reimbursed for all reasonable expenses they may incur in conducting the Company's business operations.

Based on the Prospectus of the Offering, however, the following remuneration will be paid as follow:

Mr. Taly Keren, as the president and CEO of the Company will manage the daily affairs of the Company. As consideration for his services, Mr. Keren will receive a salary of $2,000 per month, commencing upon the completion date of the Offering. Mr. Keren has agreed to receive this monthly salary in the form of $1,000 in cash and $1,000 in restricted shares of the Company's Common Stock, at an issue price of $.10 (ten cents) per share, until the completion of a significant financing in the future. Mr.Keren's salary will be reviewed by the Board of Directors every twelve months and will be adjusted upward or downward depending on the performance of the Company.

Dr. Michael Scheglov, as the Vice President and Director of the Company will manage Sales and Marketing affairs of the Company. As consideration for his services, Dr. Scheglov will receive a salary of $2,000 per month, commencing upon the completion date of the Offering. Dr. Scheglov has agreed to receive the monthly salary in the form of $1,000 in cash and $1,000 in restricted shares of the Company's Common Stock, at an issue price of $.10 (ten cents) per share, until the completion of a significant financing in the future. Dr. Scheglov's salary will be reviewed by the Board of Directors every twelve months and will be adjusted upward or downward depending on the performance of the Company.

All shares to be issued in place of cash salary will be converted from cash to shares at the rate of $.10 (ten cents) per share. These shares are restricted securities which cannot be sold for 12 months from the date of issue, all pursuant to Rule 144.

All Company-related business expenditures advanced by the directors will be fully reimbursed. The expenditures must be submitted to the Company with proper documentation and will be fully disclosed to the directors in the form of monthly expenditure reports, which will be reviewed by the directors for approval or rejection. An ongoing company expense computer file will be created and updated for all company personnel, and will be disclosed to the directors. All traveling expenditures submitted for reimbursement must be one hundred percent related to the business of the Company. The usage of personal car for the Company's business will be compensated at the rate of fifteen cents (15 cents) per mile.

Stock Options.

In accordance with NASAA Statement of Policy Regarding Options and Warrants, adopted by the Washington State Securities Division pursuant to WAC 460-16A-205(1)(h)), the Company will issue at an exercise price of no less than 85% of the fair market value of the Issuer's underlying shares of common stock on the date of grant. Furthermore, with respect to Section VII of the NASAA policy, adopted by the Washington State Securities Division, the Company discloses to potential investors that presently it has no outstanding options and/or warrants issued to anyone or entity.

From the completion of the Offering, the Company intends to issue stock options to its officers and directors with the following protocol:

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1. Frequency

Stock options will be granted to the directors of the Company on the first date of each quarter.

2. Exercise Price of Options

The exercise price of the options granted to each director at the end of each quarter shall be determined by an average of the highest bid price and the lowest bid price from the beginning of the quarter to the end of the quarter (quarterly option exercise price = highest quarterly bid price + lowest quarterly bid price, divided by 2), assuming there are bid prices, of which there can be no assurance. If there are no bids, there will be no options granted.

3. Expiration Date of Options

All options issued to the directors shall expire twelve (12) months from the date of issuance.

4. Number of Stock Options

Taly Keren - options for 10,000 shares per quarter

Michael Scheglov - options for 10,000 shares per quarter

Todd McMurray - options for 5000 shares in total

No stock option has been issued since the completion of the Offering.

The issuance of shares under these option plans could have a depressive effect on the market price, if any.

Employment Agreements

None of the Company's directors or officers have employment agreements or contracts with the Company. Other than information already disclosed , the Company presently has no pension, stock option, annuity, bonus, insurance, profit-sharing or other similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available for directors, officers, or employees of the Company.

The Company intends to enter into Employment, Confidentiality and Non-Competition contracts with key personnel upon completion of the Offering.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 3, 2000, the Company issued 2,000,000 shares of its restricted Common Stock to Taly Keren, and an

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additional 2,000,000 restricted shares to Dr. Michael Scheglov, both officers, directors and principal shareholders of the Company, in exchange for their services already rendered to the Company and $15,000 in cash.

On February 7, 2000, the Company consummated the Marketing License Agreement with Terlaz USA, Inc. (the Licensor), for the Cobra (TM) Solid Lubricant within the licensed Territory, as discussed throughout this Prospectus. Terlaz USA, Inc. and its subsidiaries are separate entities and are not affiliates of the Company, as disclosed throughout this Prospectus.

On February 10, 2000, the Company received an interim interest-free funding from Vikra Investment, Inc., for the total amount of $30,000 to pay the immediate offering preparation expenditures, prior to the completion of the sale of the initial public stock offering, with the condition that all offering expenditures to be submitted to and disbursed from Vikra Investment, Inc. Vikra Investment, Inc., is an investment company owned by Taly Keren and Dr. Michael Scheglov, both officers and directors of the Company. To obviate any sense of conflict of interest related to this loan, the loan was issued interest-free, which obviously cannot be obtained by the Company through non-affiliated third party lender in the market, especially with regard to the lack of operation history of the Company. The stated loan was repaid upon completion of the Offering on July 21, 2000.

On January 29, 2000, the Company consummated an Offering Preparation and Coordination Agreement with GP Express, Inc., an independent entity not affiliated with the Company, to provide a complete turnkey offering preparation and management package for all aspects of the Offering and listings with S&P and OTCBB, including the contracting and management of presiding legal counsels, certified public auditor, escrow agent, stock transfer agent, and listing broker dealer. Thus, the "turnkey" offering preparation and management service provides all services required for the Offering and listings, obviating the need of the Company to out source on its own services required for the Offering and the listings of the Shares. The Service Agreement also provided the guaranteed delivery of all offering documents within 45 days from the consummation of the Agreement. The actual offering documents, excluding the preparation of documents specially requested by the Company, were prepared in two weeks, ready for review by the presiding offering securities counsel. Related to this transaction, the Board has resolved to issue shares based on the Agreement as follow:

1) For offering preparation and coordination services provided by GP Express, Inc., upon completion of the preparation of the Offering within 45 days from the execution of the Agreement, the Company has agreed contractually to `issue GP Express, Inc., the number of restricted shares equivalent to a half of one-percent (0.5%) of the total post offering outstanding issued shares or 27,500 restricted shares within 30 (thirty) days from the date, when the Client has engaged the services of the Stock Transfer Agent.

2). For services rendered as the resident agent of the Company in the State of Nevada, the Board of this corporation has approved the issuance of 1000 (one thousand) restricted shares to Todd McMillan on the date when the Shares of the initial public offering are first traded on the OTCBB.

On March 8, 2000, upon careful review of the offering documents prepared by GP Express, Inc., well within the 45 days guaranteed delivery period, the Company agreed to release GP Express, Inc., of any and all liabilities, associated with the content of the offering documents by signing a "Corporate Acknowledgment of Document Content Validity and Release of Liability" document, stipulating that the officers and directors of the Company have carefully reviewed and found, without reservation, the information disclosed in the offering documents to be truthful, accurate, current, complete, and without any material omission.

Further Disclosures Related to the Listed Transactions

The above listed "Certain Transactions" were incurred prior to the agreement of Mr. Goldenshteyn and Dr. Karapetian to become the Independent Directors of the Board, and thus were ratified and entered into by the Board without the involvement of any independent director. The Company believes that all listed transactions are within the accepted and customary practices of a public offering of this nature and that the terms of the transaction were as favorable, if not more favorable, to the Company

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as those generally available from unaffiliated third parties. Furthermore, wherever in doubt of a potential conflict of interest involving the insiders, the Company has made an effort to render the insider related transaction to the benefit of the Company. For example, the loan needed to execute the preparation and filing of the initial public offering of shares, along with the listings of the shares upon completion the Offering, was given to the Company by two insiders with an interest-free term, which obviously cannot be obtained from unaffiliated third party lending institutions. With respect to the License Agreement with Terlaz USA, Inc., the terms and conditions of the License Agreement are discussed in detail under the "Proposed Business" section in this Statement. In regard to other listed transactions, the Company has listed essential terms related to each listed transaction, in an effort to provide a summary of the terms of a transaction to potential investors, without entering into every term and condition specified in the contract of a transaction.

Disclosure of Procedure for Future Transactions

Management presently has no present or future plans to enter into competing businesses; however, should such a conflict arise, an attempt will be made with regard to any conflict of interest between the Company and management to resolve such conflict in favor of the Company. It is the intent of the Company to enter into all future material affiliated transactions and loans on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, especially those transactions involving insiders, officers and directors of the Company. In addition, all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel.

Disclosure of Management Commitment of Business Time

The Management of the Company intends to devote time to other businesses, companies or projects. Mr. Taly Keren, the President/Director of the Company, will apply seventy-five percent (75%) of his weekly business hours to the business of the Company. Dr. Scheglov, Vice President/Secretary/Treasurer/ Director will spend seventy-five percent (75%) of his weekly business time to the operation of the Company. Mr. Shifrin, a Director will spend five percent (5%) of his weekly business hours to the tasks of the Company. Mr. McMurray, a Director will contribute five (5%) of his weekly business to the affairs of the Company.

ITEM 8.

LEGAL PROCEEDINGS

Rolltech, Inc., is not a party to any pending litigation and, to the best of its knowledge, none is contemplated or threatened.

ITEM 9.

MARKET FOR COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not traded currently on any stock exchange or OTC market. Through GP Express, Inc., the agency which managed its stock offering and is currently managing the Company's listing activities, the Company is engaged in the necessary preparations and filings required for listing on the OTC Bulletin Board (OTCBB), of which the filing of this registration is one of the many activities required for OTCBB listing and on S&P listing. At this writing, the Company has not yet executed the selection of an initial NASD market maker to file the Form 211 on its behalf. However, it must be emphasized hereunder that there is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

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Market Price

The Registrant's Common Stock is not quoted at the present time. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the shares of the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. When and if the shares of the Company are traded on the OTCBB, until such time when the shares of the Company are traded at $5.00 or better, of which there is no assurance, the trading of the shares of the Company must comply with the penny stock rules stated hereunder.

Holders

As of July 31,2000, the Company has 62 (sixty-two) shareholders holding freely tradable shares from the initial public offering of shares and 3 (three) shareholders holding restricted shares pursuant to Rule 144, since the incorporation of the Company on January 25, 2000.

Non-Cumulative Voting

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. As of July 31, 2000, the date of the interim audited financial, the present shareholders will own 72.7% of the outstanding shares.

Dividends

As of the date of this Statement, the Registrant has not paid any cash dividends to shareholders nor does it anticipate payment of any such cash dividends in the foreseeable future. The declaration of any future cash dividend will be at the sole discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent factors. It is the present intention of the Company to reinvest any profits received from operations into expansion of its business and/or acquisition of additional properties.

Reports to Shareholders

The Company will furnish annual financial reports to shareholders, certified by its independent accountants, and may, in its discretion, furnish unaudited quarterly financial reports.

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Transfer Agent

The Company has appointed Pacific Stock Transfer & Registrar Agency of Las Vegas, Nevada, as the transfer agent for its Common Stock.

Issuance of Preferred Shares

In compliance to the NASAA Statement of Policy Regarding Preferred Stock, the Company will not offer preferred stock to insiders and promoters of the Company except on the same terms as it is offered to all other existing shareholders or to new shareholders, unless the issuance of preferred stock is approved by a majority of the Issuer's Independent Directors who do not have an interest in the transactions and who have access, at the issuer's expense, to issuer's or independent legal counsel.

ITEM 10

RECENT SALES OF UNREGISTERED SECURITIES.

The Company is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act of 1933. The shares in the Offering were offered pursuant to an exemption provided by Section 3(b) and/or 4(a) of the Securities Act of 1933, as amended, and/or Rule 504 of Regulation D (Section 230.504) promulgated under the Securities Act of 1933, as amended. The shares in the Offering were registered and approved for sale on June 1, 2000, under the securities laws of the State of Washington, as a qualification registration of securities (RCW 21.20.210), in compliance to the amended Section 230.504 of the laws of the U.S. Securities and Exchange Commission. The file number for its qualification registration with Washington State is Q-03854.

Effective July 21, 2000, the Registrant was informed by Southwest Escrow of Las Vegas, Nevada, of the completion of its initial public offering of shares (the Offering), consisting of a total of 1,500,000 shares of Common Stock, par value $.001, pursuant to the Prospectus of the Offering, at a price of $.10 (ten cents) per share. No fractional share was allowed to be purchased.

Upon completion of the Offering and release of escrow, the Securities Division of Washington was notified in writing of the completion of the Offering and the release of the escrow. Upon receipt of the notification of completion, the Securities Division of Washington requested a copy of the shareholder list pursuant to the proceed impound agreement signed with the Division, which was promptly forwarded by fax to the Division directly by the Escrow Agent.

ITEM 11

DESCRIPTION OF SECURITIES.

Common Stock

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;

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(iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or applicable rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable and all Shares of Common Stock sold in the Offering are fully paid for and non-assessable.

The Board of Directors is authorized to issue additional Common Stock within the limits authorized by the Company's Articles of Incorporation and Bylaws.

The foregoing description concerning the Common Stock of the Company does not purport to be complete. Reference is made to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of shareholders. The Articles of Incorporation and the By-laws of the Registrant are attached hereunder in Item 15 of this Registration Statement.

Description of Shares Issued, Outstanding, or Pledged

Restricted Shares. Upon incorporation (January 25, 2000), on February 3, 2000, through an executed related corporate resolution, the Registrant initially issued 4,000,000 (4 million) restricted shares to Taly Keren and Dr. Michael Scheglov, the founders and officers of the Registrant, for unpaid tasks already performed and to be performed during the stock offering on behalf of the Company and in lieu of cash payment of $15,000 or 10% of the total proceeds of the initial public offering as required by the security laws of Washington State pursuant to RCW 21.20.210. In compliance with Washington State securities code WAC 460-16A-205(1)(p), the shareholders of the 4,000,000 restricted shares have signed lock-in agreements for 3,823,529 restricted shares, which disallows the sale of the related securities for a period of two years and permits the sale of 2.5% of the related shares per quarter, expiring four years from the date of the agreement. The possible sale of these restricted shares under Rule 144, may, in the future, have a depressive effect on the price of the Company's Common Stock in the over-the-counter market, assuming there is such a market, of which there can be no assurance. Furthermore, persons holding restricted securities for one year who are not "affiliates" of the Company, as that term is defined in Rule 144, may sell their securities pursuant to Rule 144 without any limitations on the number of shares sold.

Offering Shares. On July 21, 2000, through the release of impounded offering proceeds, the Registrant completed its initial public offering of shares (the Offering), in which the Company issued and sold a total of 1,500,000 shares of Common Stock, par value $.001, pursuant to the Offering Prospectus, at a price of $.10 (ten cents) per share.

Pledged Issuance of Shares. The Registrant has pledged, by instrument of legal contract (see Item 7, "Certain Relationships and Certain Transactions") and by the declaration in the Offering Prospectus as remunerations to officers and directors of the Registrant, which may be summarized as follow:

1) For offering preparation and coordination services provided by GP Express, Inc., upon completion of the preparation of the Offering within 45 days from the execution of the Agreement, the Company has agreed contractually to issue GP Express, Inc., the number of restricted shares equivalent to a half of one-percent (0.5%) of the total post offering outstanding issued shares or 27,500 restricted shares within 30 (thirty) days from the date, when the Client has engaged the services of the Stock Transfer Agent;

2). For services rendered as the resident agent of the Company in the State of Nevada, the Board of this corporation has approved the issuance of 1000 (one thousand) restricted shares to Todd McMillan on the date when the Shares of the Offering are first traded on the OTCBB;

3). Mr. Taly Keren, as the president and CEO of the Company will manage the daily affairs of the Company. As consideration for his services, Mr. Keren will receive a salary of $2,000 per month, commencing upon the completion date of the Offering. Mr. Keren has agreed to receive this monthly

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salary in the form of $1,000 in cash and $1,000 in restricted shares of the Company's Common Stock, at an issue price of $.10 (ten cents) per share, until the completion of a significant financing in the future. Mr.Keren's salary will be reviewed by the Board of Directors every twelve months and will be adjusted upward or downward depending on the performance of the Company.

4). Dr. Michael Scheglov, as the Vice President and Director of the Company will manage Sales and Marketing affairs of the Company. As consideration for his services, Dr. Scheglov will receive a salary of $2,000 per month, commencing upon the completion date of the initial public offering. Dr. Scheglov has agreed to receive the monthly salary in the form of $1,000 in cash and $1,000 in restricted shares of the Company's Common Stock, at an issue price of $.10 (ten cents) per share, until the completion of a significant financing in the future. Dr. Scheglov's salary will be reviewed by the Board of Directors every twelve months and will be adjusted upward or downward depending on the performance of the Company.

Sales of the offering shares, sold in the initial public stock offering, which will be immediately resalable, and sale of other shares after applicable restrictions expire could have a depressive effect on the market price, assuming one develops, of which there is no assurance.

Non-Cumulative Voting

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After the Offering was completed, the present shareholders own 72.7% of the outstanding shares.

Issuance of Preferred Shares

In compliance to the NASAA Statement of Policy Regarding Preferred Stock, the Company will not offer preferred stock to insiders and promoters of the Company except on the same terms as it is offered to all other existing shareholders or to new shareholders, unless the issuance of preferred stock is approved by a majority of the Issuer's Independent Directors who do not have an interest in the transactions and who have access, at the issuer's expense, to issuer's or independent legal counsel.

ITEM 12

INDEMNIFICATION OF DIRECTOR AND OFFICER.

Pursuant to the By-Laws of the corporation, the Company may indemnify a director or officer who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. In certain cases, the Company may advance expenses incurred in defending any such proceeding. To the extent that a director or officer is successful on the merits in any such proceeding as to which such person is to be indemnified, the Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding and, if the director or officer is adjudged liable, only by a court order. The indemnification is to the fullest extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, the Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

In reference to the scope of indemnification, Section 5 of the By-laws of the Company promulgates as follow:

==============================

Indemnification of Officers, Directors, Employees and Agents

Pursuant to the By-laws of the Company, the corporation shall indemnify any individual made a party to a proceeding because he is or was officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to the consistent with the provisions of related Nevada corporation code, as amended from time to time.

Advance Expenses for Officers and Directors

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation

Scope of Indemnification

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

ITEM 13

FINANCIAL STATEMENTS.

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

ITEM 14

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation and Management has had no disagreements with the findings of its accountants.

ITEM 15

FINANCIAL STATEMENTS AND EXHIBITS.

Interim Financial Statements

The following financial statement is an exact reproduction of the content of the Financial Statement for the period from inception to July 31, 2000, prepared by Michael Bonner, Certified Public Accountant, an independent auditor:

=============================

ROLLTECH, INC.

FOR THE PERIOD FROM INCEPTION TO JULY 31, 2000

CONTENTS

Accountant's report.............................................................................32

Financial statements:

_____________________

[LETTERHEAD OF MICHAEL BONNER]

Report of Independent Auditor

The accompanying notes are an integral part of these statements.

Page 1 of financial statement dated July 31, 2000

Board of Directors

Rolltech,Inc.

(a development stage company)

Vancouver, B.C.

I have audited the accompanying balance sheet of Rolltech ( a development stage company) as of July 31, 2000 and the related statements of operations and cash flows for the period from inception to July 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements abased on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, I believe that my audit provides a reasonable basis for my opinion.

==============================

In my opinion, the financial statements referred to above presents fairly in all material respects, the financial position of Rolltech, Inc. ( a development stage company) as of July 31, 2000 in conformity with generally accepted accounting principles.

/S/

Michael Bonner

Certified Public Accountant

July 31, 2000

______________________

ROLLTECH, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

JULY 31, 2000

(see accountant's report)

The accompanying notes are an integral part of these statements.

Page 2 of financial statement dated July 31, 2000

ASSETS

Cash in bank.....................................................................$ 131,199

Total current assets 131,199

Other assets:

Organization and offering costs..........................................33,801

Total assets....................................................................$165,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Short Term Debt..............................................................$ 0

Long Term Debt...............................................................$ 0

Total Debt.......................................................................$ 0

Stockholders equity (deficit):

==============================

Common Stock:

75,000,000 shares

authorized, par value

$.001; 5,500,000 shares

issued and outstanding.....................................................$ 5,500

Additional Paid in Capital................................................$159,500

Retained Earnings (Deficit)..............................................$ 0

Total Stockholders Equity (Deficit)..................................$165,000

Total Capitalization.........................................................$165,000

______________________

ROLLTECH, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM INCEPTION TO JULY 31, 2000

The accompanying notes are an integral part of these statements.

Page 3 of financial statement dated July 31, 2000

Revenues.........................................................................$ -0-

Expenses......................................................................................0

Net income......................................................................$ -0-

________________________

ROLLTECH, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM INCEPTION TO JULY 31, 2000

(see accountant's report)

The accompanying notes are an integral part of these statements.

Page 4 of financial statement dated July 31, 2000

Common Stock

Balance, beginning of period...............................................Shares Amount

..............................................................................................-0- .............$ -0-

Issuance of common stock for cash.................................5,500,000 165,000

Balance, end of period ...................................................5,500,000 ...........$ 165,000

==============================

ROLLTECH, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION TO JULY 31, 2000

(see accountant's report)

The accompanying notes are an integral part of these statements.

Page 5 of financial statement dated July 31, 2000

Cash flows used by operating activities:

Net income.................................................................$ -0-

Cash flows from financing activities:

Issuance of common stock..................................................165,000

Proceeds from note payable..................................................30,000

Repayment of note payable.................................................(30,000)

..........................................................................................165,000

Cash flows from investing activities:

Organization and offering costs...........................................(33,801)

Net increase in cash............................................................131,199

Cash, beginning of period................................................... -0-

Cash, end of period $131,199

______________________

ROLLTECH, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION TO JULY 31, 2000

(see accountant's report)

The accompanying notes are an integral part of these statements.

Page 6 of financial statement dated July 31, 2000

1. Summary of significant accounting policies:

Business:

The Company was incorporated on January 25, 2000 under the laws of the state of Nevada and will be engaged in the business of marketing high technology products to other businesses via the Internet. The emphasis will be on products which enhance the efficiency of manufacturing equipment. The company has executed a marketing license agreement with Terlaz USA, Inc., to market a solid-state graphite-based lubricant for bearing, in addition to future products to be developed by Terlaz. As of July 31, 2000, the Company had not commenced business operations, so there are no revenues or related expenses to report.

==============================

2. Organization and offering costs

Organization costs and offering costs which will be incurred by the Company in connection with a public stock offering will be amortized over the sixty month period.

3. Public offering:

Pursuant to the Prospectus, management has completed a securities offering to secure initial funding in the amount of $150,000, as stipulated by the letter from Southwest Escrow dated July 21, 2000. This was based upon an offering of 1,500,000 shares at $.10 per share. The net proceeds will be used to fund start up costs and provided working capital for the Company.

EXHIBITS

3.1 Articles of Incorporation and Corporate Charter

3.2 By-Laws

5.1 Opinion of Shawn Hackman, Esq., concerning the tradability of 1,500,000 common shares issued and sold in the initial public offering of shares, completed on July 21, 2000.

10.1 Marketing License Agreement with Licensor, Terlaz USA, Inc.

10.2 Promissory Note for Temporary Loan to execute the initial public offering of shares

99.1 Washington State Approval for Sale Pursuant to WAC 21.20.210 Registration

99.2 Washington State Share Impound Contracts for Taly Keren (CEO) and Dr. Michael Scheglov (Vice President, Secretary)

99.3 Escrow Agreement and Washington State Addendum to Escrow Agreement

99.4 Letter of Escrow Completion from Southwest Escrow

_________________________________________

SIGNATURES

In accordance with Section 12 of the Securities Act of 1934, the Registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolltech, Inc.

By:____________________________

Taly Keren, President, Rolltech, Inc.

By: /S/ Taly Keren

Taly Keren, President, Rolltech, Inc.

==============================

EXHIBIT 3.1 Articles of Incorporation and Corporate Charter (Reference for Form 10SB)

Article of Incorporation:

(PURSUANT TO NRS 78)

STATE OF NEVADA

Secretary of State

FILE NO.: C-2088-00

DATE: JANUARY 28, 2000

Filing fee

Receipt #:

(filing office use)

1. NAME OF CORPORATION: ROLLTECH , INC.

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada Where process may be served)

Name of Resident Agent: Todd McMillan

Street Address: 2950 E. Flamingo Rd., #B, Las Vegas, NV 89121

3. SHARES: (number of shares the corporation is authorized to issue)

Number of shares with par value: 75 million Par Value: $.001 Number of shares without par value 0

4. GOVERNING BOARD: shall be styled as : Directors

The FIRST BOARD OF DIRECTORS shall consist of 2 members and the names and addresses are as follows (attach additional pages if necessary)

Taly Keren, 2nd fl, Viva Tower, 1311 Howe St, Vancouver, B.C.V6Z2P3

Dr. Michael Scheglov, 2nd fl, Viva Tower, 1311 Howe St, Vancouver, B.C.V6Z2P3

5. PURPOSE (optional-see reverse side): The Purpose of the corporation shall be:: To engage in any lawful business activities.

6. OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS 78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached 1 .

7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (Signatures must be notarized) (Attach additional pages if there are more than two incorporators)

Name: Taly Keren

Address: 2nd fl, Viva Tower, 1311 Howe St, Vancouver, B.C.V6Z2P

Signature: /S/ Signature

State of British Columbia, Country of Canada

This instrument was acknowledged before me on: January 21, 2000

Taly Karen as incorporator of Rolltech, Inc.

NOTARY:

/S/

SEAL

8. CERTIFICATION OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

Todd McMillan, hereby accept appointment as Resident Agent for the above named corporation.

Signature of Resident Agent: /S/ Date: January 25, 2000

==========================

EXHIBIT 3.2 By-Laws (Reference for Form 10SB)

AMENDED

BY LAWS

OF

ROLLTECH, INC.

==============================

I

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10.1 AMENDMENTS ....................................................................................... 18II

===================================

BY LAWS

OF

ROLLTECH, INC.

ARTICLE 1.

OFFICES

1.1 Business Office

The principal business office of ("principal office") of the corporation shall be located in any place either within or without the State of Nevada as designated in the corporation's most current Annual Report filed with the Nevada Secretary of State. The corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time. The corporation shall maintain at its principal office a copy of certain records, as specified in Section 2.14 of Article 2.

1.2 Registered Office

The registered office of the corporation shall be located within Nevada and may be, but need not be, identical with the principal office, provided the principal office is located within Nevada. The address of the registered office may be changed from time to time by the Board of Directors.

ARTICLE 2.

SHAREHOLDERS

2.1 Annual Shareholder Meeting

The annual meeting of the shareholders shall be held on the First day of February , each year, beginning with the year 2000, at the hour of 1:00 o'clock p..m., or at such other time on such other day within such month as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day.

If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any subsequent continuation after adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

2.2 Special Shareholder Meetings.

Special meetings of the shareholders, for any purpose or purposes described in the notice of meeting, may be called by the president, or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote on any issue at the meeting.

2.3 Place of shareholder Meetings

The Board of Directors may designate any place, either within or without the State of Nevada, as the place for any annual or any special meeting of the shareholders, unless by written consent, which

1

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may be in the form of waivers of notice or otherwise, all shareholders entitled to vote at the meeting designate a different place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made by either the Board of Directors or unanimous action of the voting shareholders, the place of meeting shall be the principal office of the corporation in the State of Nevada.

2.4 Notice of Shareholder Meeting

(a) Required Notice. Written notice stating the place, day and hour of any annual or special shareholder meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president, the Board of Directors, or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting and to any other shareholder entitled by the laws of the State of Nevada governing corporations (the"Act") or the Articles of Incorporation to receive notice of the meeting. Notice shall be deemed to be effective at the earlier of: (1) when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (2) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; (3) when received; or (4) 5 days after depositing in the United States mail, if mailed postpaid and correctly addressed to an address, provided in writing by the shareholder, which is different from that shown in the corporation's current record of shareholders.

(b) Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the new date, time, and place is announced at the meeting before adjournment. But if a new record date for the adjourned meeting is, or must be fixed (see Section 2.5 of this Article 2) then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.4, to those persons who are shareholders as of the new record date.

( c) Waiver of Notice. A shareholder may waive notice of the meeting (or any notice required by the Act, Articles of Incorporation, or Bylaws), by a writing signed by the shareholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes of filing with the corporate records.

A shareholder's attendance at a meeting:

(1) waives objection to lack of notice or defective notice of the meeting unless the shareholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

(d) Contents of Notice. The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this Section 2.4(d), or as provided in the corporation's articles, or otherwise in the Act, the notice of an annual shareholder meeting need not include a description of the purpose or purposes for which the meeting is called.

If a purpose of any shareholder meeting is to consider either: (1) a proposed amendment to the Articles of Incorporation (including any restated articles requiring shareholder approval); (2) a plan of merger or share exchange; (3) the sale, lease, exchange or other disposition of all, or substantially all of the corporation's property; (4) the dissolution of the corporation; or (5) the removal of a director, the notice must so state and be accompanied by, respectively, a copy or summary of the: (a) articles of amendment; (b) plan of merger or share exchange; and ( c) transaction for disposition of all, or substantially all, of the corporation's property. If the proposed corporate action creates dissenters, rights, as provided in the Act, the notice must state that shareholders are, or may be entitled to assert dissenters' rights, and must be accompanied

2

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by a copy of relevant provisions of the Act. If the corporation issues, or authorizes the issuance of shares for promissory notes or for promises to render services in the future, the corporation shall report in writing to all the shareholders the number of shares authorized or issued, and the consideration received with or before the notice of the next shareholder meeting. Likewise, if the corporation indemnifies or advances expenses to an officer or a director, this shall be reported to all the shareholders with or before notice of the next shareholder meeting.

2.5 Fixing of Record Date

For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date. Such record date shall not be more than 70 days prior to the date on which the particular action requiring such determination of shareholders entitled to notice of, or to vote at a meeting of shareholders, or shareholders entitled to receive a share dividend or distribution. The record date for determination of such shareholders shall be at the close of business on:

(a) With respect to an annual shareholder meeting or any special shareholder meeting called by the Board of Directors or any person specifically authorized by the Board of Directors or any person specifically authorized by the Board of Directors or these Bylaws to call a meeting, the day before the first notice is given to shareholders;

(b) With respect to a special shareholder meeting demanded by the shareholders, the date the first shareholder signs the demand;

( c) with respect to the payment of a share dividend, the date the Board of Directors authorizes the share dividend;

(d) with respect to actions taken in writing without a meeting (pursuant to Article 2, Section 2.12), the first date any shareholder signs a consent; and

(e) With respect to a distribution to shareholders, (other than one involving a repurchase or reacquisition of share), the date the Board of Directors authorizes the distribution.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made, as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

If no record date has been fixed, the record date shall be the date the written notice of the meeting is given to shareholders.

2.6 Shareholder List

The officer or agent having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of shareholders, make a complete record of the shareholders entitled to vote at each meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each. The list must be arranged by class or series of shares. The shareholder list must be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting. The list shall be available at the corporation's principal office or at a place in the city where the meeting is to be held, as set forth in the notice of meeting. A shareholder, his agent, or attorney is entitled, on written demand, to inspect and, subject to the requirements of Section 2.14 of this Article 2, to copy the list during regular business hours and at his expense, during the period it is available for inspection. The corporation shall maintain the shareholder list in written form or in another form capable of conversion into written form within a reasonable time.

3==============================

2.7 Shareholder Quorum and Voting Requirements

A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for the adjourned meeting.

If a quorum exists, a majority vote of those shares present and voting at a duly organized meeting shall suffice to defeat or enact any proposal unless the Statutes of the State of Nevada, the Articles of Incorporation or these Bylaws require a greater-than-majority vote, in which event the higher vote shall be required for the action to constitute the action of the corporation.

2.8 Increasing Either Quorum or Voting Requirements

For purposes of this Section 2.8, a "supermajority" quorum is a requirement that more than a majority of the votes of the voting group be present to constitute a quorum; and a "supermajority" voting requirement is any requirement that requires the vote of more than a majority of the affirmative votes of a voting group at a meeting.

The shareholders, but only if specifically authorized to do so by the Articles of Incorporation, may adopt, amend, or delete a Bylaw which fixes a "supermajority" quorum or "supermajority" voting requirement.

The adoption or amendment of a Bylaw that adds, changes, or deletes a "supermajority" quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote required to take action -under the quorum and voting requirement then if effect or proposed to be adopted, whichever is greater.

A Bylaw that fixes a supermajority quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the Board of Directors.

2.9 Proxies

At all meetings of shareholders, a shareholder may vote in person, or vote by written proxy executed in writing by the shareholder or executed by his duly authorized attorney-in fact. Such proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise specifically provided in the proxy or coupled with an interest.

2.10 Voting of Shares

Unless otherwise provided in the articles, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without the transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without transfer of such shares into his name.

4

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Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the Court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares are transferred into the name of the pledgee, and thereafter, the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

2.11 Corporation's Acceptance of Votes

(a) If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder.

(b) If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if:

(1) the shareholder is an entity, as defined in the Act, and the name signed purports to be that of an officer or agent of the entity

(2) the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

(3) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver or proxy appointment;

(4) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or

(5) the shares are held in the name of two or more persons as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

( c) The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

(d) The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this Section 2.11 are not liable in damages to the

5

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shareholder for the consequences of the acceptance or rejection.

(e) Corporation action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

2.12 Informal Action by Shareholders

Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by shareholders holding a majority of the shares entitled to vote with respect to the subject matter thereof, unless a "supermajority" vote is required by these Bylaws, in which case a "supermajority" vote will be required. Such consent shall be delivered to the corporation secretary for inclusion in the minute book. A consent signed under this Section has the effect of a vote at a meeting and may be described as such in any document.

2.13 Voting for Directors

Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

2.14 Shareholders' Rights to Inspect Corporate Records

Shareholders shall have the following rights regarding inspection of corporate records:

(a) Minutes and Accounting Records - The corporation shall keep, as permanent records, minute of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records.

(b) Absolute Inspection Rights of Records Required at Principal Office - If a shareholder gives the corporation written notice of his demand at least five business days before the date on which he wishes to inspect and copy, he, or his agent or attorney, has the right to inspect and copy, during regular business hours, any of the following records, all of which the corporation is required to keep at its principal office:

(1) its Articles or restated Articles of Incorporation and all amendments to them currently in effect;

(2) its Bylaws or restated Bylaws and all amendments to them currently in effect;

(3) resolutions adopted by its Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding;

(4) the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three years;

(5) all written communications to shareholders within the past three years, including the financial statements furnished for the past three years to the shareholders;

(6) a list of the names and business addresses of its current directors and officers; and

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(7) its most recent annual report delivered to the Nevada Secretary of State.

( c) Conditional Inspection Rights - In addition, if a shareholder gives the corporation a written demand, made in good faith and for a proper purpose, at least five business days before the date on which he wishes to inspect and copy, describes with reasonable particularity his purpose and the records he desires to inspect ,and the records are directly connected to his purpose, a shareholder of a corporation, or his duly authorized agent or attorney, is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

(1) excerpts from minutes of any meeting of the Board of Directors; records of any action of a committee of the Board of Directors on behalf of the corporation; minutes of any meeting of the shareholders; and records of action taken by the shareholders or Board of Directors without a meeting, to the extent not subject to inspection under paragraph (a) of this Section 2.14;

(2) accounting records of the corporation; and

(3) the record of shareholders (compiled no earlier than the date of the shareholder's demand).

(d) Copy Costs - The right to copy records includes, if reasonable, the right to receive copies made by photographic, xerographic, or other means. The corporation may impose a reasonable charge, to be paid by the shareholder on terms set by the corporation, covering the costs of labor and material incurred in making copies of any documents provided to the shareholder.

(e) "Shareholder" Includes Beneficial Owner - For purposes of this Section 2.14, the term "shareholder" shall include a beneficial owner whose shares are held in a voting trust or by a nominee on his behalf.

2.15 Financial Statements Shall Be Furnished to the Shareholders,

(a) The corporation shall furnish its shareholders annual financial statements, which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders, equity for the year, unless that information appears elsewhere in the financial statements. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements for the shareholders must also be prepared on that basis.

(b) If the annual financial statements are reported upon by a public accountant, his report must accompany them.. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

(1) stating his reasonable belief that the ,statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

(2) describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.

( c) A corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year. Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him the latest financial statements.

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2.16 Dissenters' Rights.

Each shareholder shall have the right to dissent from and obtain payment for his shares when so authorized by the Act, Articles of Incorporation, these Bylaws, or a resolution of the Board of Directors.

2.17 Order of Business,

The following order of business shall be observed at all meetings of the shareholders, as applicable and so far as practicable:

(a) Calling the roll of officers and directors present and determining shareholder quorum requirements;

(b) Reading, correcting and approving of minutes of previous meeting;

( c) Reports of officers;

(d) Reports of Committees;

(e) Election of Directors;

(f) Unfinished business;

(g) New business; and

(h) Adjournment.

ARTICLE 3.

BOARD OF DIRECTORS

3.1 General Powers.

Unless the Articles of Incorporation have dispensed with or limited the authority of the Board of Directors by describing who will perform some or all of the duties of a Board of Directors, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board of Directors.

3.2 Number, Tenure and Qualification of Directors.

Unless otherwise provided in the Articles of Incorporation, the authorized number of directors shall be not less than 1 (minimum number) nor more than 9 (maximum number) . The initial number of directors was established in the original Articles of Incorporation. The number of directors shall always be within the limits specified above, and as determined by resolution adopted by the Board of Directors. After any shares of this corporation are issued, neither the maximum nor minimum number of directors can be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the Articles of Incorporation duly approved by a majority of the outstanding shares entitled to vote. Each director shall hold office until the next annual meeting of shareholders or until removed. However, if his term expires, he shall continue to serve until his successor shall have been elected and qualified, or until there is a decrease in the number of directors. Unless required by the Articles of Incorporation, directors do not need to be residents of Nevada or shareholders of the corporation.

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3.3 Appointment and Duties of Independent Directors

Pursuant to Section III of the policy of the North America Securities Administrators Association (NASAA) as amended, in the event the Corporation conducts a public offering of its shares in the United States, the existing Board of Directors shall appoint no less than two independent directors with no affiliation with the Corporation, excepting the remuneration offered to maintain their services. Said minimum number of independent directors shall be maintained as long as the Corporation remains a public corporation. The tenure of said independent directors shall be the same as those specified in Section 3.2 for other directors of the Board.

In accordance to Section VII of the policy of the NASAA, upon the appointments of the independent directors, all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent directors who do not have an interest in the transactions and who have access, at the Corporation's expense, to Corporation's or independent legal counsel.

3.4 Regular Meetings of the Board of Directors.

A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution. (if permitted by Section 3.7, any regular meeting may be held by telephone)

3.5 Special Meeting of the Board of Directors.

Special meetings of the Board of Directors may be called by or at the request of the president or any one director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors or, if permitted by Section 3.8, any special meeting may be held by telephone.

3.6 Notice of, and Waiver of Notice of, Special Meetings of the Board of Directors.

Unless the Articles of Incorporation provide for a longer or shorter period, notice of any special meeting of the Board of Directors shall be given at least two days prior thereto, either orally or in writing. If mailed, notice of any director meeting shall be deemed to be effective at the earlier of: (1) when received; (2) five days after deposited in the United States mail, addressed to the director's business office, with postage thereon prepaid; or (3) the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the director. Notice may also be given by facsimile and, in such event, notice shall be deemed effective upon transmittal thereof to a facsimile number of a compatible facsimile machine at the director's business office. Any director may waive notice of any meeting. Except as otherwise provided herein, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting, or promptly upon his arrival, objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the Articles of Incorporation or the Act, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.7 Director Quorums.

A majority of the number of directors fixed, pursuant to Section 3.2 of this Article 3, shall

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constitute a quorum for the transaction of business at any meeting of the Board of Directors, unless the Articles of Incorporation on the Act require a greater number for a quorum.

Any amendment to this quorum requirement is subject to the provisions of Section 3.9 of this Article 3.

Once a quorum has been established at a duly organized meeting, the Board of Directors may continue to transact corporate business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

3.8 Actions By Directors.

The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors, unless the Articles of Incorporation or the Act require a greater percentage. Any amendment which changes the number of directors needed to take action is subject to the provisions of Section 3.9 of this Article 3.

Unless the Articles of Incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. Minutes of any such meeting shall be prepared and entered into the records of the corporation. A director participating in a meeting by this means is deemed to be present in person at the meeting.

A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (1) he objects a the beginning of the meeting, or promptly upon his arrival, to holding it or transacting business at the meeting; or (2) his dissent or abstention from the action taken is entered in the minutes of the meeting; or (3) he delivers written notice of this dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within 24 hours after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.9 Establishing a "Supermajority" Quorum or Voting Requirement for the Board of Directors

For purposes of this Section 3.9, a "supermajority" quorum is a requirement that more than a majority of the directors in office constitute a quorum; and a "supermajority" voting requirement is one which requires the vote of more than a majority of those directors present at a meeting at which a quorum is present to be the act of the directors.

A Bylaw that fixes a supermajority quorum or supermajority voting requirement may be amended or repealed:

(1) if originally adopted by the shareholders, only by the shareholders (unless otherwise provided by the shareholders); or

(2) if originally adopted by the Board of Directors, either by the shareholders or by the Board of Directors.

A Bylaw adopted or amended by the shareholders that fixes a supermajority quorum or supermajority voting requirement for the Board of Directors may provide that it may be amended or repealed only by a specified vote of either the shareholders or the Board of Directors.

Subject to the provisions of the preceding paragraph, action by the Board of Directors to adopt, amend, or repeal a Bylaw that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

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3.10 Director Action Without a Meeting.

Unless the Articles of Incorporation provide otherwise, any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if all the directors sign a written consent describing the action taken. Such consents shall be filed with the records of the corporation. Action taken by consent is effective when the last director signs the consent, unless the consent specifies a different effective date. A signed consent has the effect of a vote at a duly noticed and conducted meeting of the Board of Directors and may be described as such in any document.

3.11 Removal of Directors,

The shareholders may remove one or more directors at a meeting called for that purpose if notice has been given that a purpose of the meeting is such removal. The removal may be with or without cause unless the Articles of Incorporation provide that directors may only be removed for cause. If cumulative voting is not authorized, a director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

3.12 Board of Director Vacancies.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, excluding a vacancy resulting from an increase in the number of directors, the director(s) remaining in office shall fill the vacancy. If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

If a vacancy results from an increase in the number of directors, only the shareholders may fill the vacancy.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. However, if his term expires, he shall continue to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.

3.13 Director Compensation.

Unless otherwise provided in the Articles of Incorporation, by resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors, or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.14 Director Committees.

(a) Creation of Committees. Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the Board of Directors.

(b) Selection of Members. The creation of a committee and appointment of members to it must be approved by the greater of: (1) a majority of all the directors in office when the action is taken, or (2) the number of directors required by the Articles of Incorporation to take such action.

( c) Required Procedures. Sections 3.6, 3.7, 3.8, 3.9 and 3.10 of this Article 3 apply to committees and their members.

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(d) Authority. Unless limited by the Articles of Incorporation or the Act, each committee may exercise those aspects of the authority of the Board of Directors which the Board of Directors confers upon such committee in the resolution creating the committee. Provided, however, a committee may not:

(1) authorize distributions to shareholders;

(2) approve or propose to shareholders any action that the Act requires be approved by shareholders;

(3) fill vacancies on the Board of Directors or on any of its committees;

(4) amend the Articles of Incorporation;

(5) adopt, amend, or repeal Bylaws;

(6) approve a plan of merger not requiring shareholder approval;

(7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

(8) authorize or approve the issuance or sale, or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the Board of Directors may authorize a committee to do so within limits specifically prescribed by the Board of Directors.

ARTICLE 4.

OFFICERS

4.1 Designation of Officers.

The officers of the corporation shall be a president, a secretary, and a treasurer, each of whom shall be appointed by the Board of Directors. Such other officers and assistant officers as may be deemed necessary, including any vice-presidents, may be appointed by the Board of Directors. The same individual may simultaneously hold more than one office in the corporation.

4.2 Appointment and Term of Office.

The officers of the corporation shall be appointed by the Board of Directors for a term as determined by the Board of Directors. If no term is specified, they shall hold office until the first meeting of the directors held after the next annual meeting of shareholders. If the appointment of officers is not made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until his successor has been duly appointed and qualified, until his death, or until he resigns or has been removed in the manner provided in Section 4.3 of this Article 4.

The designation of a specified term does not grant to the officer any contract rights, and the Board of Directors can remove the officer at any time prior to the termination of such term.

Appointment of an officer shall not of itself create any contract rights.

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4.3 Removal of Officers.

Any officer may be removed by the Board of Directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.4 President.

The president shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall generally supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders. He may sign, with the secretary or any other proper officer of the corporation thereunto duly authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The president shall generally perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

4.5 Vice-President.

If appointed, in the absence of the president or in the event of the president's death, inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. If there is no vice-president, then the treasurer shall perform such duties of the president. Any vice-president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which have been authorized by resolution of the Board of Directors. A vice-president shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

4.6 Secretary

The secretary shall (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; ( c) be custodian of the corporate records and of any seal of the corporation and, if there is a seal of the corporation, see that it is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each shareholder, as provided to the secretary by the shareholders; (f) sign with the president, or a vice-resident, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) generally perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

4.7 Treasurer.

The treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies, or other depositories as may be selected by the Board of Directors; and ( c) generally perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

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If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.8 Assistant Secretaries and Assistant Treasurers

The assistant secretaries, when authorized by the Board of Directors, may sign with the president, or a vice-president, certificates for shares of the corporation, the issuance of which has been authorized by a resolution of the Board of Directors. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

The assistant secretaries and assistant treasurers, generally, shall perform such duties as may be assigned to them by the Secretary or the treasurer, respectively, or by the president of the Board of Directors.

4.9 Salaries

The salaries of the officers, if any, shall be fixed from time to time by the Board of Directors.

ARTICLE 5

INDEMNIFICATION OF DIRECTORS, OFFICERS, AGENTS,

AND EMPLOYEES

5.1 Indemnification of Officers, Directors, Employees and Agents

Unless otherwise provided in the Articles of Incorporation, the corporation shall indemnify any individual made a party to a proceeding because he is or was officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to the consistent with the provisions of related Nevada corporation code, as amended from time to time.

5.2 Advance Expenses for Officers and Directors

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation

5.3 Scope of Indemnification

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

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ARTICLE 6.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1 Certificates for Shares

(a) Content

Certificates representing shares of the corporation shall at minimum, state on their face the name of the issuing corporation; that the corporation is formed under the laws of the State of Nevada; the name of the person to whom issued; the certificate number; class and par value of shares; and the designation of the series, if any, the certificate represents. The form of the certificate shall be as determined by the Board of Directors. Such certificates shall be signed (either manually or by facsimile) by the president or a vice-president and by the secretary or an assistant secretary and may be sealed with a corporate seal or a facsimile thereof. Each certificate for shares shall be consecutively numbered or otherwise identified.

(b) Legend as to Class or Series

If the corporation is authorized to issue different classes of shares or different series within a class, the designation, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series ( and the authority of the Board of Directors to variations for future series) must be summarized on the front or back of the certificate indicating that the corporation will furnish the shareholder this information on request in writing and without charge.

( c) Shareholder List

The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.

(d) Transferring Shares

All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefore upon such terms as the Board of Directors may prescribe, including indemnification of the corporation and bond requirements.

(e) Issuance of Preferred Shares.

The issuance of preferred stock shall be approved by a majority of the Independent Directors of the Board, who do not have an interest in the transactions and who have access, at the issuer's expense, to issuer's or independent legal counsel.

6.2 Registration of the Transfer of Shares.

Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the share certificate to the corporation for cancellation, properly endorsed by the appropriate person or persons with reasonable assurances that the endorsements are genuine and effective. Unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation as the owner, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

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6.3 Restrictions on Transfer of Shares Permitted.

The Board of Directors may impose restrictions on the transfer or registration of transfer of shares, including any security convertible into, or carrying a right to subscribe for or acquire shares. A restriction does not affect shares issued before the restriction was adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction.

A restriction on the transfer or registration of transfer of shares may be authorized:

(1) to maintain the corporation's status when it is dependent on the number or identity of its shareholders;

(2) to preserve exemptions under federal or state securities law; or

(3) for any other reasonable purpose.

A restriction on the transfer or registration of transfer of shares may:

(1) (1) obligate the shareholder first to offer the corporation or other persons (separately, consecutively, or simultaneously) an opportunity to acquire the restricted shares;

(2) obligate the corporation or other persons (separately, consecutively, or simultaneously) to acquire the restricted shares,

(3) require the corporation, the holders or any class of its shares, or another person to approve the transfer of the restricted shares, if the requirement is not manifestly unreasonable; or

(4) prohibit the transfer of the restricted shares to designated persons or classes of persons, if the prohibition is not manifestly unreasonable.

A restriction on the transfer or registration of transfer of shares is valid and enforceable against the holder or a transferee of the holder if the restriction is authorized by, this Section 6.3 and its existence is noted conspicuously on the front or back of the certificate. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

6.4 Acquisition of Shares.

The corporation may acquire its own shares and unless otherwise provided in the Articles of Incorporation, the shares so acquired constitute authorized but unissued shares.

If the Articles of Incorporation prohibit the reissue of shares acquired by the corporation, the number of authorized shares is reduced by the number of shares acquired, effective upon amendment of the Articles of Incorporation, which amendment shall be adopted by the shareholders, or the Board of Directors without shareholder action (if permitted by the Act) . The amendment must be delivered to the Secretary of State and must set forth:

(1) the name of the corporation;

(2) the reduction in the number of authorized shares, itemized by class and series; and

(3) the total number of authorized shares, itemized by class and series, remaining after reduction of the shares.

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ARTICLE 7.

DISTRIBUTIONS

7.1 Distributions

The Board of Directors may authorize, and the corporation may make, distributions (including dividends on its outstanding shares) in the manner and upon the terms and conditions provided by law.

ARTICLE 8.

CORPORATE SEAL

8.1 Corporate Seal

The Board of Directors may adopt a corporate seal which may be circular in form and have inscribed thereon any designation, including the name of the corporation, Nevada as the state of incorporation, and the words "Corporate Seal."

ARTICLE 9.

EMERGENCY BYLAWS

9.1 Emergency Bylaws.

Unless the Articles of Incorporation provide otherwise, the following provisions shall be effective during an emergency, which is defined as a time when a quorum of the corporation's directors cannot be readily assembled because of some catastrophic event. During such emergency:

(a) Notice of Board Meetings

Any one member of the Board of Directors or any one of the following officer: president, any vice-president, secretary, or treasurer, may call a meeting of the Board of Directors. Notice of such meeting need be given only to those directors whom it is practicable to reach, and may be given in any practical manner, including by publication and radio. Such notice shall be given at least six hours prior to commencement of the meeting.

(b) Temporary Directors and Quorums

One or more officers of the corporation present at the emergency board meeting, as is necessary to achieve a quorum, shall be considered to be directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority. In the event that less than a quorum (as determined by Section 3.6 of Article 3) of the directors are present (including any officers who are to serve as directors for the meeting), those directors present (including the officers serving as directors) shall constitute a quorum.

( c) Actions Permitted To Be Taken

The Board of Directors, as constituted in paragraph (b), and after notice as set forth in paragraph (a), may:

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Prescribe emergency powers to any officer of the corporation;

(2) Delegation of Any Power

Delegate to any officer or director, any of the powers of the Board of Directors;

(3) Lines of Succession

Designate lines of succession of officers and agents, in the event that any of them are unable to discharge their duties;

(4) Relocate Principal Place of Business

Relocate the principal place of business, or designate successive or simultaneous principal places of business;

(5) All Other Action

Take any other action which is convenient, helpful, or necessary to carry on the business of the corporation.

ARTICLE 10.

AMENDMENTS

10.1 Amendments

The Board of Directors may amend or repeal the corporation's Bylaws unless:

(1) the Articles of Incorporation or the Act reserve this power exclusively to the shareholders, in whole or part; or

(2) the shareholders, in adopting, amending, or repealing a particular Bylaw, provide expressly that the Board of Directors may not amend or repeal that Bylaws; or

(3) the Bylaw either establishes, amends or deletes a "supermajority" shareholder quorum or voting requirement, as defined in Section 2.8 of Article 2.

Any amendment which changes the voting or quorum requirement for the Board of Directors must comply with Section 3.8 of Article 3, and for the shareholders, must comply with Section 2.8 of Article 2.

The corporation's shareholders may also amend or repeal the corporation's Bylaws at any meeting held pursuant to Article 2.

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CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of ROLLTECH, INC. and that the foregoing Bylaws, consisting of NINETEEN pages, constitutes the amended Code of ROLLTECH, INC., as duly adopted by the Board of Directors of the corporation on this 26th day of April , 2000 , which shall supercede all preceding bylaws.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 26th day of April , 2000 .

/S/

SECRETARY

(Balance of This Page Left Blank Intentionally)

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EXHIBIT 5.1 Opinion of Shawn Hackman, Esq., concerning the tradability of 1,500,000 common shares issued and sold in the initial public offering of shares, completed on July 21, 2000.

[LETTER HEAD OF SHAWN F. HACKMAN a P.C.]

Shawn F. Hackman, Esq. Adam U. Shaikh, Esq.

September 21st, 2000

Board of Directors Rolltech, Inc.

Vancouver, B.C.

Gentlemen:

You have asked me to render this opinion as counsel for Rolltech, Inc. (the "Company").

You have advised that:

The Company is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of1934, as amended, for listing on the NASD OTC Bulletin Board;

The Company is not a developmental stage company without a specific business plan or purpose or the Company is not a company with no purpose other than to engage in a merger or acquisition of an unidentified company or companies;

The Company has not during the last twelve (12) months raised in excess of $1,000,000.00 (including the proceeds of this issue) by way of the sale of its securities exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, provided by Regulation D, Rule 504 promulgated thereunder; and

The Company intended to issue and sell shares of its common stock for consideration of $150,000 (maximum proceeds), at ten (10) cents per share and the Company has determined that this is adequate consideration for the shares at this time as the price bears a reasonable relationship to the current market price of the common stock; and The Company shall provide such information to subscribers as is required by Regulation D. Rule 504.

I have read such documents as have been made available to me. For purposes of this opinion, I have assumed the authenticity of such documents and signatures appended thereto. Additionally, I have inquired of various officers and/or directors of Rolltech, Inc.

Based on the accuracy of the information supplied to me, it is my opinion that Rolltech, Inc., is authorized to issue shares of its common stock in reliance on the exemption for the registration requirements of Section 5 of the Securities Act of 1933, as amended, provided by Regulation D, Rule 504 promulgated thereunder. Further it is my opinion that the 1,500,000 shares of common stock to be issued by Rolltech, Inc., to any non affiliate subscribers of the Regulation D, Rule 504 offering for $150,000 at ten (10) cents per share, may be issued without restrictive legend.

This opinion is based upon the completion of the blue sky compliance and upon compliance to the recently amended regulation for Section 230.504, which became effective on April 7, 1999, by the company. The completion of the blue sky compliance is evidenced by the Permit For The Sale Of Securities No. Q-03854 issued on June 1, 2000, and a letter dated July 21, 2000 from Southwest Escrow stating that that the escrow has been completed. Based on the aforementioned information, the shares are capable of being traded in any public market which may develop for the shares of common stock of the Company without benefit of a SEC registration statement or opinion of counsel.

No opinion is presented herewith of the value of the consideration paid for the Company's shares of common stock covered by this opinion.

No opinion is presented herewith on the requirement to register the shares covered by this opinion in any state or other jurisdiction for sale prior to such sale or after thereof for trading in any public market which may develop.

This opinion may not be relied upon other than by the addressee of this letter or its agents.

This letter may not be reproduced in whole or in part without the prior written consent of the undersigned.

Very truly yours,

/S/

Shawn F. Hackman, Esq.

======================

EXHIBIT 10.1 Marketing License Agreement with Licensor, Terlaz USA, Inc. (Reference for Form 10SB)

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MARKETING LICENSE AGREEMENT

This Agreement made on the 7th of February, 2000.

BETWEEN:

TERLAZ, INC. (DBA, NEW YORK, UNIQUE TECHNOLOGIES ASSOCIATES)

A corporation incorporated under the

laws of New York, USA.

(the "Licensor")

AND:

ROLLTECH, INC.

A corporation incorporated in the

State of Nevada, U.S.A.

(the "Licensee")

WHEREAS:

A. The Licensor is engaged in the business to research, develop, manufacture, distribute, market and sell graphite-based solid lubricant technologies for bearings, to improve the performance and to extend the life of bearings in manufacturing machineries, thus maximizing manufacturing efficiency and reducing manufacturing costs, especially under adverse manufacturing conditions;

B. The Licensor is the sole owner of the proprietary "Know-how's" to the Cobra (TM) Solid Lubricant Technology, as well as the owner to the trademark of Cobra (TM) for the usage in its solid lubricant and surface treatment technology product lines; and

  The Licensor is the developer and the sole owner of the proprietary Cobra (TM) Surface Treatment technology, a revolutionary technology for the surface treatment of steel currently under development, which has the ability to retard the development of rust and dramatically increases surface hardness of steel, without causing a dimensional change or discoloration unlike other surface treatments; and

  The Licensor is a recognized expert and consultant for the critical selection and application of bearings and lubricants in all aspects of manufacturing functions and wherever bearings and lubricants are utilized; and

  The Licensor is also a distributor for manufacturer of nonmetallic and special material bearings for industrial applications, wherever steel bearings would be unacceptable;

F. The Licensee is a U.S. corporation, newly incorporated in the State of Nevada, for the purpose of the marketing and the distribution of innovative technology products; and

G. The Licensee has recently engaged the services of a stock offering preparation and management firm, to conduct a public offering of its stocks, with minimum proceeds of $100,000 and maximum proceeds of $200,000, from which the proceeds will be utilized for the initial capitalization of the company and the implementation of the License Agreement;

H. The Licensor wishes to grant and the Licensee desires to acquire the non-exclusive rights to market the Cobra (TM) Solid Lubricant, hereafter referred to as the "Product," within the territory of North America, and exclusive rights in Central America and South America, hereafter collectively referred to as the "Territory"; and

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I. The Licensor wishes to grant and the Licensee desires to acquire the first right of refusal to the exclusive rights to market future products developed by the Licensor, within the Territory; and

J. The Licensor wishes to grant and the Licensee desires the right to the unlimited usage of the Cobra (TM) of the Licensor, as well as the marketing literatures of the Licensor, in the marketing and the sale of the Licensor's licensed products by the Licensee within the Territory; and

THEREFORE, in consideration of the premises and mutual promises, terms and conditions and other good and valuable consideration, the parties do hereby agree as follows:

1. DEFINITIONS.

For the purposes of this Agreement:

1.1 "Affiliate," whether of the Licensee or the Licensor, shall mean any corporation, firm, association or other business owned or controlled beneficially or directly or indirectly by the Licensee or the Licensor, by its principal officers, directors, supervisory employees or members of their families. Ownership of 50% or more of such business by any one of such persons shall constitute beneficial ownership or control;

1.2 "Know-how" shall mean secret processes, formulae, trade secrets, engineering, design, process and operating information, inventions, developments, patent applications, technical data and other scientific and technical information relating to any process or method now owned or controlled by the Licensor or its Affiliate relating in any way to the Product;

1.3 "Trade Marks" shall mean any and all trade marks, trade names, service marks and other commercial symbols, either listed in Exhibit A, or which Licensor may designate, from time to time, to be included within this definition by written notice to Licensee. Once included in this definition, such trade marks, trade names, service marks and other commercial symbols shall not be removed from this definition without the mutual written consent of the parties hereto.

1.4 "Rights" to include:

1.41. any copyrights listed on Exhibit "A"

1.42. any and all copyrights, mask work rights and other intellectual property rights with respect to the Product, including those rights:

1.42a. are granted or to be granted to Licensee (either directly or through its Affiliates, successors, assigns, agents or employees); or,

1.42b. with respect to which Licensee (either directly or through its Affiliates, successors, assigns, agents or employees) shall have the right to grant sublicenses and rights of the type described in this Agreement;

1.42c. all technical information, trade marks, service marks, trade names and services relating to the Product;

1.42d. rights to not include any ownership in the copyrights, Trademarks, Patents, patent applications, continuations, divisions, extensions, reissues and other filings that the Licensor own or has applied for in relation to the Product or any of its components;

1.43 "Exclusive Rights" shall include the marketing rights granted by the Licensor exclusively to the Licensee and to no other person or entity, within the licensed Territory. Conversely, "Non-exclusive Rights" include the marketing rights of which the Licensor may further license to a third party;

1.5 "Confidential Information" shall mean that part of the Technical Information, whether written or oral which is:

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1.51 not publicly known, and

1.52 annotated as "confidential" or "proprietary." Any information which is not annotated as "confidential" or "proprietary" shall be deemed to be in the public domain. In addition, "Confidential Information" shall include information disclosed by either party to the other party in accordance with (Modifications and/or Improvements of Product);

1.6 "Distributor Price"shall mean the lowest price on the Product charged by the Licensor to its customers (See Exhibit A);

1.7 "Product" shall mean the Cobra (TM) Solid Lubricant, the licensed product line, which may be amended in writing by the undersigned in the future as required;

1.8 "Territory" shall mean the designated area in which the Licensee is licensed to market the Product, which includes all countries and territories located within North America, Central America and South America;

1.9 "Effective Date" shall mean the later of:

1.91 the date on which Licensor executes this Agreement,

1.92 the date on which Licensee executes this Agreement;

1.10 "Offering" shall mean the initial public offering of shares being conducted by the Licensee, of which the gross minimum proceeds is expected to be $100,000 and the gross maximum proceeds is expected to be $200,000.

2. GRANTS TO LICENSEE

The Licensor grants the following rights to Licensee:

2.1 Licensed Product and Territory. The Licensor hereunder grants the Licensee the exclusive rights in Central and South America, and non-exclusive rights in North America, to promote, market, distribute and sell the "Product" within the "Territory." In addition, the Licensor herein grants the Licensee the exclusive rights to market and to distribute the Product worldwide within the domain of the Worldwide Web and future derivatives of the Worldwide Web;

2.3 Usage of Trademarks and Product Literatures. The Licensor grants the Licensee the right to the unlimited usage of the Cobra (TM) trademark of the Licensor, as well as the marketing literatures of the Licensor, in the marketing and the sale of the Licensor's the Product by the Licensee within the Territory;

2.4 First Right of Refusal to Future Products. The Licensor grants the Licensee the first right of refusal to the exclusive rights to market future products developed by the Licensor, within the Territory.

3. CONSIDERATIONS TO LICENSOR

As considerations for the Grants, the Licensee agrees to provide the Licensor with the following considerations:

3.1. Aggressive Marketing of the Product. The Licensee shall use its best efforts and all due diligence to promote, market and sell the Product within the Territory;

3.2. Minimum Promotion Campaign Costs. The Licensee agrees to conduct an extensive advertising and promotional campaign of the Product within the Territory at its own expense, which shall total to no less than $50,000 per annum.

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3.3. Product Purchase Price. The Licensee agrees to to purchase the Product from the Licensor at the Distributor Price (See Exhibit A);

3.4. 30 days Invoice Payment. The Licensee hereunder agrees to pay the Licensor within 30 days from the date of an invoice;

3.5. Appointment of Board Member(s) by Licensor. Upon the execution of this Agreement, the present board members and the present controlling shareholders of the Licensee will permit the Licensor to appoint one Director to the Board of Directors of the Licensee and/or one Director for every three Directors appointed to the Board of Directors of the Licensee

4. TERMS AND CONDITIONS

4.1 Terms and Conditions Related to the Grants

4.11. Completion of Stock Offering by Licensee. The Licensor's Grants are offered to the Licensee based on the successful sale of the minimum proceeds of the Licensee's stock offering, to close the Offering and to provide appropriate funding to execute this Agreement by the Licensee. In the event, the minimum proceeds of the Licensee's stock offering is not completed by September 30, 2000, the Licensor hereunder is given the right to terminate this Agreement (See Section 6, "Termination"). The Licensee hereunder agrees to keep the Licensor abreast of the progress of the stock offering and to notify the Licensor in writing upon the first release of the offering escrow to the Licensee;

4.12. Provision of Marketing Information by Licensor. Commencing fifteen (15) days after the initial funding of the Licensee, the Licensor agrees to make full disclosure of the available marketing information related to the Product. In addition, the Licensor agrees to expeditiously inform the Licensee of any newly developed marketing information, which the Licensee is entitled to record with any available medium;

4.13. Manner of Information Disclosures. All non-confidential information may be made via electronic media and surface mails. All confidential disclosures and instructions shall be made or given at the Licensor's location, without cost to the Licensee, and must marked "Confidential" by the Licensor to denote confidentiality;

4.14. Rule Governing Confidential Information. All confidential disclosures, as defined by Item 1.5 of this Agreement, related to the Product shall be confidential, and shall be held confidentially by the Licensee , without disclosure to a third party, and shall remain confidential for a period of five years, from the termination of this Agreement. This obligation of non-disclosure shall not apply to any information, which is already known to the Licensee, at the time of disclosure, or which is rightfully obtained from a third party without obligation of confidence, or which is freely available in the public domain;

4.15. Manner of Usage of the Trademark. The Licensee agrees to use the Trademark in compliance with all relevant laws and regulations, and also, in compliance with the provisions of this Agreement. The Licensee agrees to preserve the Trademark and not modify it in any way during the course of the marketing of the Product. The Licensee acknowledges that, if the Licensee fails to use the Trademark in compliance with the provisions in this Agreement, it would constitute a material breach to this Agreement.

4.16. Activation of Exclusive Territory. The Licensee herein acknowledges that the Exclusive Territory granted to the Licensee is not activated until the minimum proceeds is received by the Licensee from Licensee's stock offering, as discussed in Item 4.11 of this Agreement. Thus, the activation of the Exclusive Territory shall be initiated on the date when the minimum proceeds from the stock offering is released from the offering escrow agent to the Licensee. Until said date, the Licensor and/or its agent(s) are permitted to market and sell the Product in the Territory.

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4.2 Product Quality Control

4.21 Quality Control Warranty by the Licensor. The Licensor hereunder agrees to assume all liabilities related to the advertised quality and efficacy of the Product, provided in Licensor's product literatures;

4.22.. Quality Control Notification by Licensor. The Licensor agrees to notify the Licensee of any and all problems related to its products, including but not limited to manufacturing defects, within 48 hours from its first finding, for appropriate dissemination to the customers of the Licensee;

4.3 Territorial Limitations

4.31. The Licensor shall refer all inquiries and orders to the Licensee pertaining to the inquiry and the sale of the Product within the Territory of the Licensee;

4.32 The Licensee in turn, shall refer all inquiries and orders to the Licensor pertaining to the inquiry and the sale of the Product outside the Territory of the Licensee;

4.33. The Licensee agrees not to sublicense any third party, not an affiliate of the Licensee (See Item 1.1 for definition of "Affiliate"), the marketing right to the Product in the Licensed Territory, without the explicit written consent of the Licensor;

4.4 Reservation

The Licensor reserves all rights of the Product outside the Territory;

4.5 Right to Sub-license or Assign

The Licensor and the Licensee mutually agree not to assign the explicit rights of the Licensor or the Licensee, as defined by this Agreement, in whole or in part, to a third party, whether by operation of law or otherwise, without the prior written consent of the other party, except that either party may assign its rights hereunder to a successor, subsidiary or affiliated corporation, without releasing the assignor and the assignee, from the contractual responsibilities, stipulated hereunder. Any assignment contrary to the terms hereof shall be null and void and of no force or effect;

4.6 Confidentiality for Licensor's Confidential Information

Licensee agrees not to provide or otherwise make available any documentation marked "confidential" to any person or entity other than Licensee's employees, agents, representatives, consultants and independent contractors, who are directly involved with Licensee's use of such confidential information and to obtain non-disclosure agreements from such aforesaid persons or entities;

4.7 Non-Competition

The Licensee, during the term of this Agreement and five years thereafter, agrees not to compete with the Licensor on the Product within the Territory, utilizing competitive products and/or distributing the products of the manufacturers, with which the Licensor is currently under contract to represent;.

4.8 Product Development

4.8a. Joint Ownership. Any invention, protectable by patent, copyright or other legal proprietary protection, made or conceived during the term of this Agreement, by one or more employees or consultants of the Licensor jointly with one or more employees or consultants of the Licensee, shall be jointly owned, of which the parties agree to grant the license of the related invention(s) to each other without any payment, royalty or consideration. Title to all related patents issued shall

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be jointly owned. All expenses, incurred in obtaining and maintaining such patents, shall be jointly shared. In the event, one of the parties declines to apply for a patent, or alternatively fails to pay their portion of the patent costs, then the ownership of the patent shall be held by that party, who wishes to file the patent and assumes the related expenditures;

4.8b. Sole Ownership. Any invention, protectable by patent, copyright or other legal proprietary protection made or conceived solely by the employees or consultants of either party of the undersigned, shall become the sole property of such party, who shall grant a license to the other party without any payment, royalty or consideration to market in their field of use;

4.8c. By-Product Development. When a by-product has been developed by the Licensee, through the use of the technology provided by the Licensor, the Licensee shall grant the Licensor:

4.8c1. the License Rights to manufacture and distribute the by-products outside the Territory of the Licensee, under a similar royalty basis, as structured in this Agreement or;

4.8c2. the License Rights to distribute the by-products outside the Territory of the Licensee, under the same terms and conditions, applicable to the Distributors of the Licensee.

4.9 No Knowledge of Third Party Claims

Licensor represents and warrants to Licensee that Licensor knows of no claim by any third party of infringement by Licensor on such party's patent, trade mark, copyright, trade secret or any other intellectual property rights in the Territory of the Licensee.

4.10 Disclaimer of Liability by Licensor

Licensor makes no explicit or implied warranty, statutory or otherwise, concerning the licensed Product, for purpose other than the intended purpose of the product, as described by the product literatures. The Licensee agrees to consult the Licensor with regard to customer inquiry of undocumented application of the Product, prior to marketing the Product for unspecified purpose.

4.11 Grant Related Obligations of Licensor

4.11a. Product Information and Literature. Licensor shall provide Licensee with catalogues, manuals and other descriptive literature, with respect to the Product, which Licensor has previously generated, or which Licensor otherwise will generate during the term of this Agreement, all at no expense to Licensee;

4.11b. Training and Technical Assistance. To assist Licensee in exercising its rights hereunder, Licensor agrees to provide appropriate training and technical assistance to Licensee, its employees and its permitted sub-licensees, in order for the Licensee to market the Product appropriately to its full potential. Such training and assistance shall be provided by Licensor from time to time, for training purpose, at Licensor's facilities or at Licensee's facilities. Travel costs, lodging and all related expenses incurred by one party, in connection with sending its employees or permitted sub-licensees to the other party's location, shall be paid in full by the party requesting the training or technical assistance. However, the Licensee acknowledges hereunder that said training obligation of the Licensor may be limited by the availability of its training and technical personnel;

4.11c. Additional Services Provided by Licensor

4.11c1. Licensor shall use its reasonable efforts to provide Licensee with any and all additional assistance, reasonably requested by Licensee, including but not limited to: producing technical reports and information for Licensee, which Licensor believes might be useful in the marketing of the Product; assisting Licensee in responding to technical inquiries from potential customers; assisting Licensee in the testing of any licensed product and in the further development of

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test equipment of the Product; and assisting Licensee in its attempt to obtain, from third parties, technical information, drawings, plans, specifications and other data, which are not proprietary to Licensor and which Licensor does not otherwise have the right to use, in order to enable Licensee to respond to the requests from any potential customer;

4.11c2. Said additional services, provided by Licensor, shall be invoiced in U.S. Dollars monthly to the Licensee, when incurred, and shall be due within 30 days after Licensee's receipt of an invoice;.

5. INDEMNITY

5.1 Indemnity by Licensor

5.11 Except as provided in subsection 5.12 below, Licensor shall defend and indemnify Licensee from and against any damages, liabilities, costs and expenses, including reasonable attorneys' fees and court costs, arising out of any claim, involving Licensee's usages of the , or substandard manufacturing of the Product, provided, however, that:

5.11a. Licensee shall have promptly submit to Licensor the related written notice of infringement, along with reasonable cooperation, information, and assistance from the Licensee, in connection with the case; and

5.11b. Licensor shall have sole control and authority with respect to the defense settlement, or compromise thereof;

5.12 Licensor shall have no liability or obligation to Licensee under this Article with respect to any claim based upon:

5.12a. use of the Product by Licensee, its sub-licensees or its customers in an application or environment for which the Product were not designed or contemplated; or

5.12b. modifications and/or improvements of the Product introduced by Licensee, its permitted sub-licensees or its customers.

5.13 In the event a claim is based partially on an indemnified claim, described in subsection 5.11, and partially on an non-indemnified claim described in subsection 5.12, any payments and reasonable legal fees incurred in connection with such claim are to be apportioned between the parties in accordance with the degree of cause attributable to each party.

5.2 Indemnity by Licensee

5.21 Licensee shall defend and indemnify Licensor from and against any damages, liabilities, costs and expenses, including any reasonable legal fee and court cost, arising out of injuries or damages caused by the Product, due to improper marketing claims made by the Licensee or the agents of the Licensee, and are not attributable to faulty materials or workmanship in the manufacture, or the assembly of the Product by the Licensor;

5.22 The Licensee hereunder agrees to indemnify and hold harmless the Licensor, against any and all losses, claims, damages, liabilities and expenses, including any litigation arising from the Licensee's Offering, or involving the subject matter hereof, including but not limited to litigation by the shareholders of the Licensee, upon the fulfillment of the Licensor's contractual duties, except for willful default or negligence perpetrated by the Licensor, involving this Agreement. The Licensee agrees to assume the sole responsibility toward its investors, in all matters related to the Offering.

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6. TERMINATION

6.1 Terms of Agreement

Unless terminated by the mechanism(s) of this Agreement or by consent, the obligations of the Licensee and Licensor under this Agreement shall remain in force and effect for a period of ten (10) years.

6.2 Termination for Cause

This Agreement may be terminated by a party of the undersigned, by serving written notice of termination to the other party, which shall become immediately effective upon the documented receipt of such notice of termination, after the occurrence of any of the following events:

6.21 a material breach or default as to any obligation, specified hereunder, by the Licensee or the Licensor, and the failure of the notified party to promptly pursue a reasonable remedy to cure such material breach or default, within 45 days after receiving written notice from the notifying party; or

6.22 the filing of a petition in bankruptcy, insolvency or reorganization by the Licensee or the Licensor, or the Licensee or the Licensor becoming the subject to a composition for creditors, whether by law or agreement, or the Licensee or the Licensor going into receivership or otherwise becoming insolvent.

6.23 In the event of liquidation, caused by insolvency, the Licensor and the Licensee hereunder agrees to give the first right of refusal to acquire the liquidation properties of the other, subject to the rulings of the court on this matter;

6.24 In the event of termination of this Agreement by the Licensor for failure by the Licensee to fulfill the terms and conditions of this Agreement, the Licensee shall immediately cease to use the trade mark(s) used in connection with the Product, and shall so far as it is practicable to remove all labels or other indications of the trade mark already placed upon the product or product packaging, prior to the marketing of such product. Where termination is on other grounds the Licensee shall have the right to dispose of stocks existing at the date of the termination of this Agreement provided that such stocks are disposed of within a period of twelve months.

6.3 After Termination or Expiry.

The parties hereto agree that, once this Agreement is terminated or expires, Licensee shall:

6.31 cease any use or practice of the Product; and upon termination or expiration of this Agreement, all sub-licenses granted by Licensee during the term of this Agreement shall terminate. Licensee shall, at its own expense, return to Licensor all Confidential Information as soon as practicable after the date of such termination, including original documents, drawings, computer diskettes, models, samples, notes, reports, notebooks, letters, manuals, prints, memoranda and any copies which have been received by Licensee. All such Confidential Information shall remain the exclusive property of Licensor during the term of this Agreement and for five (5) years thereafter.

6.32 Payment Obligations for Unpaid Consideration to Licensor. Upon termination of this Agreement, nothing shall be construed to release Licensee from its obligations to pay Licensor any and all royalties or other accrued but unpaid considerations due Licensor, incurred prior to the date of such termination or expiration.

7. MISCELLANEOUS

7.1 Assignments.

This Agreement and any and all of the rights and obligations of the Licensee shall not be assigned,

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delegated, sub-licensed, sold, transferred, disposed of, by operation of law or otherwise, to a third party, without the written consent of the Licensor except that the Licensee may assign its rights to a successor, subsidiary or affiliated corporation providing the terms and conditions of this Agreement remain in force and effect. This Agreement shall be binding upon, and inure to the benefit of the Licensor and Licensee and their respective successors and assigns;

7.2 Governing Laws.

This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York in the United States of America;

7.3 Arbitration of Dispute.

7.3a. In the case of any dispute arising between the Licensee and the Licensor, as to their respective rights and obligations under this contract, either party shall be entitled to give to the other notice of such dispute and to request arbitration thereof and the parties shall submit the case to arbitration, in accordance with the arbitration laws of the State of New York;

7.3b. Arbitration proceedings shall not take place, until after total performance of the work, related to the arbitration, except in a case where either party can show that the matter in dispute is of such a nature as to require immediate consideration while evidence is available;

7.3c. In the event that no provision or Agreement is made for arbitration then either party shall have the right to seek recourse in such judicial tribunal as the circumstances may require;

7.4 Waiver.

A waiver of any breach of any provision of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement;

7.5 No Other Relationship.

Nothing herein contained shall be deemed to create a joint venture, agency or partnership relationship between the parties hereto. Neither party shall have any power to enter into any contracts or commitments in the name of, or on behalf of the other party, or to bind the other party in any respect whatsoever, in business outside of this Agreement;

7.6 Notice.

All notices under this Agreement shall be in writing and shall be deemed to be effectively given when sent by certified mail or overnight courier mail, with documented receipt, to the respective address of a party of the undersigned, receiving said notice. The correspondence addresses of the undersigned are:

Licensor: TERLAZ, INC. (DBA, UNIQUE TECHNOLOGIES ASSOCIATES)

1071 Bay Street, Staten Island, New York 10305.

Licensee: ROLLTECH, INC.,

2nd fl, Viva Tower, 1311 Howe St, Vancouver, B.C.V6Z2P3

7.7 Entire Understanding.

This Agreement embodies the entire understanding between the parties relating to the subject matter hereof, whether written or oral, and there are no other representations, warranties or agreements between the parties not contained

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in this Agreement;

7.8 Invalidity.

If any provision of this Agreement is declared invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court. The parties shall consult and use their best efforts to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the intent of this Agreement.

7.9 Amendments.

Any amendments or modification of any provision of this Agreement must be in writing, dated and signed by both parties;

7.10 Responsibility for Taxes.

The Licensor and the Licensee shall be responsible for their own State and Federal taxes, levied on their premises and businesses;

7.11 Force Majeure

7.11a. Either the Licensee or the Licensor shall be released from its obligations hereunder to the extent that performance thereof is delayed, hindered or prevented by force majeure as defined below, provided that the party claiming hereunder shall notify the other with all possible speed specifying the cause and probable duration of the delay or non-performance and shall minimize the effects of such delay or non-performance;

7.11b. Force majeure means any circumstances beyond the reasonable control of the affected party;

7.11c. Without prejudice to the generality of section 10.12a, and without being thereby limited, force majeure includes any one or more of the following: acts or restraints of governments or public authorities; wars, revolution, riot or civil commotion; strikes, lockouts or other industrial action; failure of supplies of power or fuel; damage to the premises or storage facilities by explosion, fire, corrosion, ionizing radiation, radio-active contamination, flood, natural disaster, malicious or negligent act of accident; and breakdown or failure of equipment whether of the affected party or others.

7.12 Compliance with the Law

7.12a. The Licensee shall comply with all the laws, ordinances, rules, decrees, codes and regulations, present and future, applicable to this Agreement and to the Licensee's activities (the "Legislation");

7.12b The Licensee shall comply, more particularly with any Legislation regarding pollution control, including the law of the "Territory," involving public health and any other similar law, present and future, including but not limited to the Environmental Protection Act, R.S.O. 1990, c E.19;

7.13 Health and Safety

The Product will meet the safety requirements of the State or Federal health and safety Act and no derogation is acceptable. The Product will also comply with any statutory re-enactments or modifications thereof, relative to the State or Federal legislation.

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7.14 Hazardous Materials

7.14a. Where necessary, the Product must be marked by the Licensee with a Workplace Hazardous Material Information System (WHMIS) symbol(s) and must display the name of the material in both English and in the language of the country involved. Transport and other documents must include declaration of the hazard and name of the material in English; and the Product must be accompanied by emergency information in English and in the language of the country involved in the form of written instructions, labels or markings. The Licensee shall observe the requirements of International laws, regulations and agreements relating to the packing, labeling and carriage of hazardous materials;

7.14b. All information known, held by or reasonably available to one party, regarding any potential hazards known or believed to exist in the transport, handling or use of the Product, shall be promptly communicated to the other party;

7.15 Warranties of Licensee.

The Licensee represents and warrants to the Licensor as follows:

The Licensee has the corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby, and the execution and delivery of this Agreement have been duly authorized by the Licensee. The execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated hereby, do not and will not violate or conflict with any provision of the Licensee's articles of incorporation or by-laws or any Agreement, instrument, law or regulation to which the Licensee is a party or by which the Licensee is bound. No other approval or authorization of this Agreement, or the acts or transactions contemplated hereby, is required by law or otherwise in order to make this Agreement binding upon the Licensee. This Agreement and all other instruments required hereby, to be executed and delivered to the Licensor by the Licensee are, or when delivered, will be legal, valid and binding instruments of the Licensee;

7.16 Warranties of Licensor

7.16a. The Licensor represents and warrants the originality of the Product, prepared for or submitted to the Licensee under this Agreement, and that no portion of the Product, or their use or distribution violates or is protected by any legal instrument or similar right of any third party. The Licensor further warrants the exclusivity of the Licensed Territory and the available territorial options;

7.16b. The Licensor is a corporation duly organized and validly existing and in good standing under the laws of the State of New York in the United States of America.. The Licensor has the corporate power and authority and all licenses and permits required by governmental authority to own and operate its properties, carry on its business as now being conducted and fulfill, satisfy and perform the obligations and responsibilities of the Licensor set forth herein;

7.17 Managing Co-ordinator

7.17a. Mr. Eugene Kverel will act as the Licensor's managing co-ordinator hereunder. Upon execution of this Agreement, the Licensee shall promptly designate Mr. Taly Keren as the Licensee's managing co-ordinator under this Agreement. Each managing co-ordinator shall be solely authorized to:

7.17a1. represent the respective parties in all matters relating to this Agreement except for the execution of this Agreement and amendments or modifications hereto;

7.17a2. perform periodic performance reviews, monitor schedules and progress of the work to be performed hereunder;

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7.17a3 submit and accept materials required to be delivered under this Agreement;

7.17a4. schedule and co-ordinate meetings and consultations, between the parties, and visits by personnel of one party and its contractors to facilities of the other party as may be deemed necessary by the managing co-ordinators for the successful completion of the work,

stipulated by this Agreement;

7.17a5.supervise the exchange of information; and

7.17a6. submit and receive notices required or permitted under this Agreement.

7.17b. Each party shall advise the other in writing of any successor or designee of the named managing co-ordinator.

7.18 Exhibits.

The following exhibits, referred to in this Agreement, are attached and constitute a part of this Agreement:

.

Exhibit "A"

A1 Article of Incorporation of Licensor

A2 DBA filing of Unique Technologies Associates in New York

A3 Article of Incorporation of Licensee

A4 Trademark registration of the Cobra (TM)

A5 Distributor Price List

8. COUNTERPARTS.

This Agreement may be executed in any number of counterparts and by a different party hereto on separate counterparts, each of which, when so executed, shall be deemed to be original and all of which, when taken together, shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the Licensor and the Licensee have executed this License Agreement on the Effective Date as defined.

By: /S/ , Dated , EUGENE KVEREL, President, Terlaz, Inc.

(DBA, New York, Unique Technologies Associates), the LICENSOR

By: /S/ , Dated TALY KEREN, President, Rolltech, Inc.,

the LICENSEE

==============================

EXHIBIT A

The following exhibits, A1 thru A4, together constitute Exhibit A:

A1 Article of Incorporation of Licensor

A2 DBA filing of Unique Technologies Associates in New York

A3 Article of Incorporation of Licensee

A4 Trademark registration of the Cobra (TM)

A5 Distributor Price List

=====================

EXHIBIT 10.2 Promissory Note for Temporary Loan to execute the initial public offering of shares (Reference for Form 10SB)

PROMISSORY NOTE FOR REPAYMENT OF DEBT

THIS PROMISSORY NOTE made and entered into this 10th day of February, 2000, by and between, Rolltech, Inc., a Nevada corporation, as "the Borrower", and Vikra Investment Corporation, a Nevada Corporation, hereafter referred to as "the Lender."

The Lender herein offers and the Borrower desires an interest free cash loan in the amount of USD$30,000. The Borrower agrees hereunder to utilize said loan in its entirety for the payment toward its expenditures related to its initial public offering of shares and for no other purpose. To this end, the Borrower agrees to permit the Lender to pay the offering preparation and management agent, GP Express, Inc., directly, according to the terms and conditions specified in the GP Express Service Agreement, with a copy of the canceled check and/or deposit receipt to be forwarded to the Borrower for its own record. The Borrower hereunder promises to repay the full amount of the loan according to the following terms and conditions:

1. THIS PROMISSORY NOTE will become immediately due and payable in full, within 72 hours from the release of the minimum offering proceeds by the offering escrow agent from the borrower's initial public offering of shares, or alternatively on July 30, 2000, 5pm PT, whichever first occurs;

2. THIS PROMISSORY NOTE is not assumable without the written consent of the Lender;

3. The Borrower agrees to waive any presentment, demand, protest, and notice, related to this loan. In the event of any default, the Borrower shall be responsible for all reasonable attorneys' fees and costs, along with any and all accrued interests at the rate of 20% per annum for the period of default, not covered by this Note.

/S/ Date Feb. 10, 2000 TALY KEREN, President & Secretary

Rolltech, Inc.

/S/ Date Feb 10, 2000

Dr. Michael Scheglov, Managing Director

Vikra Investment Corporation

======================

EXHIBIT 99.1 Washington State Approval for Sale Pursuant to WAC 21.20.210 Registration. (Reference for Form 10SB)

[LETTER HEAD OF STATE OF WASHINGTON

DEPARTMENT OF FINANCIAL INSTITUTIONS

SECURITIES DIVISION]

TALY KAREN

ROLLTECH, INC.

200, 1311 HOWE ST.

VANCOUVER, B.C. V6Z2P3

PERMIT FOR THE SALE OF SECURITIES NO. Q-03854

(Please include this PERMIT NUMBER in all correspondence.)

Permit Effective: 06/01/00 Permit Expires: 06/01/01

REGISTERED AMOUNT: $150,000,00

Authority is hereby granted for the sale of the unsold Registered Amount of securities in the state of Washington during this period of effectiveness for:

ROLLTECH INC

This permit is conditioned upon maintaining compliance with the Washington Securities Act, the rules, policy statements, and interpretive statements promulgated thereunder; and any special conditions to which this permit is subject.

Proceeds from the sale of these securities shall be Impounded pursuant to an authorized impound agreement until the amount of $150,000.00 has been deposited.

3,823,529 promotional shares shall be subject to lock-in agreements executed by the promotional shareholders in accordance with the terms of the agreements.

During the period of effectiveness of this registration, the issuer, within 120 days after its fiscal year end shall file with the Administrator audited financial statements containing a balance sheet and statements of income, shareholders' equity and cash flows.

This permit will remain in effect until the expiration date stated above unless it is suspended or revoked by the Administrator or canceled at the issuer's request. Within 30 days of the termination of the offering, the issuer shall provide notice of such termination to the Administrator including the amount of securities sold in the state of Washington.

Dated 06/01/00

Contact Person: Faith L. Anderson

Securities Analyst

(360) 902-8760

EXHIBIT 99.2 Washington State Share Impound Contracts for Taly Keren (CEO) and Dr. Michael Scheglov (Vice President, Secretary) (Reference for Form 10SB)

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PROMOTIONAL SHARES LOCK-IN AGREEMENT

I. This Promotional Shares Lock-In Agreement ("Agreement"), which was entered into on the 24th day of April, 2000, by and between Rolltech, Inc. ("Issuer"), whose principal place of business is located in 200 - 1311 Howe Street, Vancouver, BC, V6Z 2P3, and _Taly Keren ("Security Holder") witnesses that:

A. The Issuer has filed an application with the Securities Administrator of the State of Washington ("Administrator") to register certain of its Equity Securities for sale to public investors who are residents of that state ("Registration");

B. The Security Holder is the owner of the restricted shares of common stock or similar securities and/or possesses convertible securities, warrants, options or rights which may be converted into, or exercised to purchase shares of common stock or similar securities of Issuer.

C. As a condition to Registration, the Issuer and Security Holder ("Signatories") agree to be bound by the terms of this Agreement.

II. THEREFORE, the Security Holder agrees not to sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, PROMOTIONAL SHARES as defined in the North American Securities Administrators Association ("NASAA") Statement of Policy on Corporate Securities Definitions and all certificates representing stock dividends, stock splits, recapitalizations, and the like, that are granted to, or received by, the Security Holder while the PROMOTIONAL SHARES are subject to this Agreement ("Restricted Securities").

Beginning two years from the completion date of the public offering, two and one-half percent (2 1/2%) of the Restricted Securities may be released each quarter pro rata among the Security Holders. All remaining Restricted Securities shall be released from this Agreement on the anniversary of the fourth year from the completion date of the public offering.

III. THEREFORE, the Signatories agree and will cause the following:

A. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is not a Promoter, which results in the distribution of the Issuer's assets or securities ("Distribution"), while this Agreement remains in effect that:

1. All holders of the Issuer's EQUITY SECURITIES will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their EQUITY SECURITIES (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Issuer's EQUITY SECURITIES pursuant to the public offering ("Public Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the public offering's price per share times the number of shares of EQUITY SECURITIES that they purchased pursuant to the public offering and which they

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still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like; and

2. All holders of the Issuer's EQUITY SECURITIES shall thereafter participate on an equal, per share basis times the number of shares of EQUITY SECURITIES they hold at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like.

3. The Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 1 and 2 above if a majority of the EQUITY SECURITIES that are not held by Security Holders, officers, directors, or Promoters of the Issuer, or their associates or affiliates vote, or consent by consent procedure, to approve the lesser terms and conditions.

B. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is a Promoter, which results in a Distribution while this Agreement remains in effect, the Restricted Securities shall remain subject to the terms of this Agreement.

C. Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

D. Restricted Securities of a deceased Security Holder may be hypothecated to pay the expenses of the deceased Security Holder's estate. The hypothecated Restricted Securities shall remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

E. Restricted Securities may be transferred by gift to the Security Holder's family members, provided that the Restricted Securities shall remain subject to the terms of this Agreement.

F. With the exception of paragraph A.3 above, the Restricted Securities shall have the same voting rights as similar EQUITY SECURITIES not subject to the Agreement.

G. A notice shall be placed on the face of each stock certificate of the Restricted Securities covered by the terms of the Agreement stating that the transfer of the stock evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

H. A typed legend shall be placed on the reverse side of each stock certificate of the Restricted Securities representing stock covered by the Agreement which states that the sale or transfer of the shares evidenced by the certificate is subject to certain restrictions until __May 25, 2004 or four years from the date of the completion of the sale of the Offering,_(insert date of termination of the Agreement) pursuant to an agreement between the Security Holder (whether beneficial or of record) and the Issuer, which agreement is on file with the Issuer and the stock transfer agent from which a copy is available upon request and without charge.

I. The term of this Agreement shall begin on the date that the Registration is declared effective by the Administrators ("Effective Date") and shall terminate:

1. On the anniversary of the fourth year from the completion date of the public offering; or

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2. On the date the Registration has been terminated if no securities were sold pursuant thereto; or

3. If the Registration has been terminated, the date that checks representing all of the gross proceeds that were derived therefrom and addressed to the public investors have been placed in the U.S. Postal Service with first class postage affixed; or

4. On the date the securities subject to this Agreement become "Covered Securities," as defined under the National Securities Markets Improvement Act of 1996.

J. This Agreement to be modified only with the written approval of the Administrators.

IV. THEREFORE, the Issuer will cause the following:

A. A manually signed copy of the Agreement signed by the Signatories to be filed with the Administrators prior to the Effective Date;

B. Copies of the Agreement and a statement of the per share initial public offering price to be provided to the Issuer's stock transfer agent;

C. Appropriate stock transfer orders to be placed with the Issuer's stock transfer agent against the sale or transfer of the shares covered by the Agreement prior to its expiration, except as may otherwise be provided in this Agreement;

D. The above stock restriction legends to be placed on the periodic statement sent to the registered owner if the securities subject to this Agreement are uncertificated securities.

Pursuant to the requirements of this Agreement, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which shall be considered an original. The Signatories have signed the Agreement in the capacities, and on the dates, indicated.

IN WITNESS WHEREOF, the Signatories have executed this Agreement.

ROLLTECH, INC.

By_ /S/

DR. MICHAEL SCHEGLOV, Secretary

By /S/

TALY KEREN, Securities Holder

==============================

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PROMOTIONAL SHARES LOCK-IN AGREEMENT

I. This Promotional Shares Lock-In Agreement ("Agreement"), which was entered into on the 24th day of April, 2000, by and between Rolltech, Inc. ("Issuer"), whose principal place of business is located in 200 - 1311 Howe Street, Vancouver, BC, V6Z 2P3, and _Dr. Michael Scheglov ("Security Holder") witnesses that:

A. The Issuer has filed an application with the Securities Administrator of the State of Washington ("Administrator") to register certain of its Equity Securities for sale to public investors who are residents of that state ("Registration");

B. The Security Holder is the owner of the restricted shares of common stock or similar securities and/or possesses convertible securities, warrants, options or rights which may be converted into, or exercised to purchase shares of common stock or similar securities of Issuer.

C. As a condition to Registration, the Issuer and Security Holder ("Signatories") agree to be bound by the terms of this Agreement.

II. THEREFORE, the Security Holder agrees not to sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of, whether or not for consideration, directly or indirectly, PROMOTIONAL SHARES as defined in the North American Securities Administrators Association ("NASAA") Statement of Policy on Corporate Securities Definitions and all certificates representing stock dividends, stock splits, recapitalizations, and the like, that are granted to, or received by, the Security Holder while the PROMOTIONAL SHARES are subject to this Agreement ("Restricted Securities").

Beginning two years from the completion date of the public offering, two and one-half percent (2 1/2%) of the Restricted Securities may be released each quarter pro rata among the Security Holders. All remaining Restricted Securities shall be released from this Agreement on the anniversary of the fourth year from the completion date of the public offering.

III. THEREFORE, the Signatories agree and will cause the following:

A. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is not a Promoter, which results in the distribution of the Issuer's assets or securities ("Distribution"), while this Agreement remains in effect that:

1. All holders of the Issuer's EQUITY SECURITIES will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their EQUITY SECURITIES (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Issuer's EQUITY SECURITIES pursuant to the public offering ("Public Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the public offering's price per share times the number of shares of EQUITY SECURITIES that they purchased pursuant to the public offering and which they

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still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like; and

2. All holders of the Issuer's EQUITY SECURITIES shall thereafter participate on an equal, per share basis times the number of shares of EQUITY SECURITIES they hold at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like.

3. The Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 1 and 2 above if a majority of the EQUITY SECURITIES that are not held by Security Holders, officers, directors, or Promoters of the Issuer, or their associates or affiliates vote, or consent by consent procedure, to approve the lesser terms and conditions.

B. In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of the Issuer's assets or securities (including by way of tender offer), or any other transaction or proceeding with a person who is a Promoter, which results in a Distribution while this Agreement remains in effect, the Restricted Securities shall remain subject to the terms of this Agreement.

C. Restricted Securities may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

D. Restricted Securities of a deceased Security Holder may be hypothecated to pay the expenses of the deceased Security Holder's estate. The hypothecated Restricted Securities shall remain subject to the terms of this Agreement. Restricted Securities may not be pledged to secure any other debt.

E. Restricted Securities may be transferred by gift to the Security Holder's family members, provided that the Restricted Securities shall remain subject to the terms of this Agreement.

F. With the exception of paragraph A.3 above, the Restricted Securities shall have the same voting rights as similar EQUITY SECURITIES not subject to the Agreement.

G. A notice shall be placed on the face of each stock certificate of the Restricted Securities covered by the terms of the Agreement stating that the transfer of the stock evidenced by the certificate is restricted in accordance with the conditions set forth on the reverse side of the certificate; and

H. A typed legend shall be placed on the reverse side of each stock certificate of the Restricted Securities representing stock covered by the Agreement which states that the sale or transfer of the shares evidenced by the certificate is subject to certain restrictions until __May 25, 2004 or four years from the date of the completion of the sale of the Offering,_(insert date of termination of the Agreement) pursuant to an agreement between the Security Holder (whether beneficial or of record) and the Issuer, which agreement is on file with the Issuer and the stock transfer agent from which a copy is available upon request and without charge.

I. The term of this Agreement shall begin on the date that the Registration is declared effective by the Administrators ("Effective Date") and shall terminate:

1. On the anniversary of the fourth year from the completion date of the public offering; or

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2. On the date the Registration has been terminated if no securities were sold pursuant thereto; or

3. If the Registration has been terminated, the date that checks representing all of the gross proceeds that were derived therefrom and addressed to the public investors have been placed in the U.S. Postal Service with first class postage affixed; or

4. On the date the securities subject to this Agreement become "Covered Securities," as defined under the National Securities Markets Improvement Act of 1996.

J. This Agreement to be modified only with the written approval of the Administrators.

IV. THEREFORE, the Issuer will cause the following:

A. A manually signed copy of the Agreement signed by the Signatories to be filed with the Administrators prior to the Effective Date;

B. Copies of the Agreement and a statement of the per share initial public offering price to be provided to the Issuer's stock transfer agent;

C. Appropriate stock transfer orders to be placed with the Issuer's stock transfer agent against the sale or transfer of the shares covered by the Agreement prior to its expiration, except as may otherwise be provided in this Agreement;

D. The above stock restriction legends to be placed on the periodic statement sent to the registered owner if the securities subject to this Agreement are uncertificated securities.

Pursuant to the requirements of this Agreement, the Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which shall be considered an original. The Signatories have signed the Agreement in the capacities, and on the dates, indicated.

IN WITNESS WHEREOF, the Signatories have executed this Agreement.

ROLLTECH, INC.

By_ /S/

TALY KEREN, President & CEO

By /S/

DR. MICHAEL SCHEGLOV, Securities Holder

==============================

EXHIBIT 99.3 Escrow Agreement (Reference for Form 10SB)

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FUND ESCROW AGREEMENT

THIS AGREEMENT made and entered into this 1st day of June , 2000, by and between Rolltech, Inc., a Nevada Corporation, hereafter referred to as "the Company", whose address is 200 - 1311 Howe Street, Vancouver, BC, V6Z 2P3, whose Nevada statutory office is located at 2950 E. Flamingo Rd., #B, Las Vegas, Nevada 89121; and SWT & E, Inc., a Nevada Corporation dba Southwest Escrow, hereafter referred to as "Southwest Escrow" or "Escrow Agent", whose address is 3110 W. Valley View, Su.105, Las Vegas, NV 89102 .

WITNESSETH:

WHEREAS, the Company desires to make an intrastate public offering (the "Offering") of its securities consisting of 1,500,000 shares of Common Stock under an arrangement whereby the securities are to be offered to investors through the Company at the offering price of $.10 (ten cents) per share; and

WHEREAS, the Offering is to be made pursuant to exemptions from registration provided by Section 230.504 of the Securities Act of 1933 (the "Act"), as amended, and regulations promulgated thereunder and the Offering will be registered in the State of Washington as a qualification registration and in New York as an exemption filing; and

WHEREAS, the Company intends to sell the securities as the Company's agent on an all-or-none best-effort basis; and

WHEREAS, the parties wish to make provision to impound the gross proceeds from the sale of 1,500,000 Shares subscribed in the Offering in escrow, which gross proceeds are to be released to the Company only in the event of the sale of the entire 1,500,000 Shares within the time set forth herein, and otherwise the escrowed gross proceeds are to be returned by the Escrow Agent to the subscribers; and

WHEREAS, the Company desires to establish an escrow account in which funds received from subscribers will be deposited pending completion of the escrow period. Southwest Escrow agrees to serve as Escrow Agent in accordance with the terms and conditions set forth herein; and

WHEREAS, the Company and the Escrow Agent mutually agree to execute and include any additional impound agreement required by the offering states as addendum to this Agreement, with the terms found in the state impound statement(s) to supersede the related term in this Agreement in case of conflict; and

WHEREAS, the Company and the Escrow Agent desire to enter into an agreement with respect to the above-described escrow.

NOW, THEREFORE, in consideration of the foregoing and mutual promises and covenants contained herein, it has been and IT IS HEREBY AGREED as follows:

1. Establishment of Escrow Account . Upon approval from a filing state with jurisdiction over the Offering, on or prior to the date of the commencement of the sale of the offering, the parties shall establish a non-interest bearing escrow account with the Escrow Agent, which escrow account shall be entitled "Southwest Escrow for Rolltech, Inc. " and shall be located at Southwest Escrow (the "Escrow Account"). Any checks received that are made payable to a party other than Southwest Escrow shall be returned to the investors who submitted the check.

2. Accounting for Escrow Funds. The Company agrees that it shall promptly deliver all monies received from subscribers for the payment of the Shares to the Escrow Agent for deposit in the Escrow Account together with a written account of each sale, which account shall set forth, among other things, the subscriber's name and address, the number of securities purchased, the amount paid there for, and whether the consideration received was in the form of a check, draft, money order or wire. All monies so deposited in the escrow account are hereinafter referred to as the "Escrow Account."

3. Deposits into the Escrow Account. All proceeds delivered to the Escrow Agent pursuant hereto shall be deposited

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immediately by the Escrow Agent in the Escrow Account. The escrow Account shall be created and maintained subject to the customary rules and regulations of the Escrow Agent pertaining to such accounts.

4. Rights to the Escrow Funds. During the Escrow Period (as hereinafter defined), the Company is aware and understands that all proceeds deposited in the Escrow Account shall not become the property of the Company or any other entity, or be subject to the debts of the Company or any other entity. Except as expressly provided herein with respect to payments by the Escrow Agent to the Company, the Escrow Agent shall make or permit no disbursements from the Escrow Account.

5. The Escrow Period. The Escrow Period shall begin with the effective date of the Offering (the "Effective Date"), which is defined hereunder the date on which the Offering is approved by a government agency with jurisdiction over the Offering, and shall terminate on the first to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $150,000 (one hundred and fifty thousand dollars) in deposited funds; or

B. On or before 365 from the Effective Date; or

C. The date upon which a determination is made by the Company to terminate the Offering prior to receipt of $150,000 in collected funds;

6. Disbursements from the Escrow Account. Upon obtaining the occurrence of either of the events set forth in paragraphs 5A, 5B, 5C above, this escrow will terminate and the proceeds on deposit shall be delivered to or on behalf of the Company as directed by the Company's counsel, Shawn Hackman. In no event shall the Escrow Agent release to the Company funds held in escrow until $150,000 in collected funds are in escrow. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of cash. In the event the Escrow Period terminates because the entire 1,500,000 Shares are not sold on or before the date specified in paragraph 5B and 5C above, then the Escrow Agent shall within ten days of receipt of its mailing fee as described in paragraph 10, return to each of the subscribers of the Company's Securities the amounts paid in by them, without any deductions and without any interest earned or expenses to the subscriber, and the Escrow Agent shall notify the Company its distribution of the funds. Each amount paid or payable to each subscriber pursuant to this paragraph shall be deemed to be the property of each subscriber, free and clear of any or all claims of the Company or of any of its creditors, and the respective agreements to purchase the Company's securities made and entered into the Offering shall thereupon be deemed ipso facto, to be canceled without any further liability of said subscribers to pay for the Securities purchased. At such times as the Escrow Agent shall have made all the payments and remittances provided for in this paragraph, the Escrow Agent shall be completely discharged and released of any and all further liabilities and responsibilities hereunder.

If at any time prior to the termination of this escrow the Escrow Agent is advised by the Washington Securities Administrator, the New York Securities Administrator and/or the Securities and Exchange Commission that a stop order has been issued with respect to the registration statement, the Escrow Agent shall, upon receipt of its mailing fees described in Paragraph 10, thereon return all funds to the respective subscribers.

7. Discretion of Escrow Agent. The Escrow Agent, in its actions pursuant to this Agreement, shall be fully protected in every reasonable exercise of its discretion and shall have no obligations hereunder either to the Company or to any other party, except as expressly set forth herein.

It is understood and agreed that the duties of the Escrow Agent are entirely ministerial, being limited to receiving monies from the Company and holding and disbursing such monies in accordance with this Agreement.

8. Investment of Escrow Amount. The Escrow Agent may invest the Escrow Amount only in such accounts or investments as the Company may specify by written notice. The Company hereunder has selected a non-interest bearing checking account. The Escrow Agent shall keep accurate records of such funds, and upon request, provide the Company, the Securities and Exchange Commission, or any State Securities Administrator, an account with respect thereto.

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9. Collection Procedure. The Escrow Agent is hereby authorized to forward each check for collection and, upon collection of the proceeds of each check, deposit the collected proceeds in the Escrow Account. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid. Any check returned unpaid to the Escrow Agent shall be returned to the investor that submitted the check. In such cases, the Escrow Agent will promptly notify the Company of such return.

If the Company rejects any subscription for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected subscriber. If the Company rejects any subscription for which the Escrow Agent has not yet collected but has submitted the subscriber's check for collection, the Escrow Agent shall promptly issue a check in the amount of the subscriber's check to the rejected subscriber after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected subscriber's check for collection, the Escrow Agent shall promptly remit the subscriber's check directly to the subscriber.

10. State Impound Terms. The undersigned parties agree to execute and attach the impound agreement required by the Securities Administrator of each offering state, as addendum to this Agreement. Any term and condition found in the state impound agreement(s), which is not stipulated in this Agreement, shall be included as an additional term and condition to this Agreement. Furthermore, any term and condition found in the state impound agreement, which is in conflict with the corresponding term and condition found in this Agreement, shall supercede the corresponding term and condition found in this Agreement, in favor of the term of the state impound agreement. The "Impound of Funds Agreement" for Washington State is hereunder attached as "Addendum A."

11. Escrow Fees. The fee of the Escrow Agent is $500 for the escrowed amount of $150,000, a discounted fee for the clients of GP Express, Inc. The Company shall pay said fee in two divided payments: 50% at engagement of service with the execution of the escrow contract; and 50% at the completion of the service, prior to the release of the escrowed sum. In addition, if the Offering amount of $150,000.00 (one hundred fifty thousand dollars) is not received in escrow within the escrow period and the Escrow Agent is required to return funds to investors as provided in Paragraph 6, or Escrow Agent receives a stop order as provided in Paragraph 6, the Escrow Agent shall receive a fee of $5.00 per check for such service, which fee shall be paid in advance of refund mailing by Escrow Agent. The fee agreed upon for services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Agreement; however, in the event that the conditions of this Agreement are not fulfilled, or the Escrow Agent performs any material service not contemplated by this Agreement, or there is any assignment of interest in the subject matter of this Agreement, or any material modification thereof, or if any material controversy arises thereunder, or the Escrow Agent is made a party to or justifiably intervenes in any litigation pertaining to this Agreement, or the subject matter hereof, the Escrow Agent shall be fully reimbursed for all such extraordinary expenses, including reasonable attorney's fees, and all extraordinary expenses shall be paid by the Company.

12. Expenses of Escrow Agent. If it is necessary for the Escrow Agent to return funds to the Purchasers of the Securities, the Company shall pay to the Escrow Agent an amount sufficient to reimburse it for its actual cost in disbursing such funds. However, no such fee, reimbursement for costs and expenses, indemnification for any damages incurred by the Escrow Agent, or any monies whatsoever shall be paid out of, or be chargeable to, the funds on deposit in the Escrow Account.

13. Limitation of Liability. In performing any of its duties hereunder, the Escrow Agent shall not incur any liability to anyone for any damages, losses or expenses, except for willful default or negligence, and it shall, accordingly, not incur any such liability with respect to: (i) any action taken or omitted in good faith upon advice of its counsel or counsel for the Company given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement; or (ii) any action taken or omitted in reliance upon any instrument, including the written advice provided for herein, not only as to its due execution and the validity and effectiveness of its provisions, but also as the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement. Conversely, the liability of the Company to the Escrow Agent is limited to the duties specified in this Agreement, except for willful default or negligence.

14. Indemnity. The Company hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including any litigation arising from this Agreement or involving

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the subject matter hereof, upon the fulfillment of Escrow Agent's contractual duties, except for willful default or negligence perpetrated by Escrow Agent. Conversely, Escrow Agent hereby agrees to indemnify and hold harmless the Company against any and all losses, claims, damages, liabilities and expenses, including any litigation arising from this Agreement or involving the subject matter hereof, upon the fulfillment of Company's contractual duties, except for willful default or negligence perpetrated by the Company, involving the Agreement.

15. Dispute Resolution. Escrow Agent and the Company agree mutually herein to submit any and all unresolved disputes, related to this Agreement, to the American Arbitration Board (or to a licensed arbitrator mutually agreed on by both parties) and abide by the binding resolution of said arbitration. The venue, if any, of said arbitration board shall reside with the home state and city of the chief executive officer of the Company. Because the offices of the Escrow Agent and the Company are situated at a considerable distance from each other, to conserve time and costs, Escrow Agent and the Company agree herein to conduct said arbitration by video conferencing, if permitted by the arbitrator. The non-prevailing party in said arbitration shall be responsible for the costs directly incurred by the arbitration, including but not limited to the arbitrator's fees and telecommunication fees. In addition, Escrow Agent and the Company agree mutually herein that any dispute arising from the Agreement is limited to the compensatory (not punitive) considerations specified in Paragraph 10 and Paragraph 11 of this Agreement, unless the disputes arise from some unanticipated factors based on criminal negligence or act committed by a party, in which case the ruling of a competent court with jurisdiction over the matter shall be binding.

16. Counterparts. This Agreement may be executed in any number of counterparts and by a different party hereto on separate counterparts, each of which, when so executed, shall be deemed to be original and all of which, when taken together, shall constitute one and the same Agreement.

17. Exhibits/Addendum. "Impound of Funds Agreement" for Washington State is attached as Addendum A.

IN WITNESS WHEREOF, the Company and the Escrow Agent have executed this Fund Escrow Agreement on the day and the year first above-written.

By: /S/ _________________________________________________ DALE E. PUHL, President

SWT & E, Inc.

The Escrow Agent

By: /S/ _________________________________________________ Taly Keren, President

Rolltech, Inc.

The Company

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EXHIBIT 99.4 Letter of Escrow Completion from Southwest Escrow. (Reference for Form 10SB)

[LETTER HEAD OF SOUTHWEST ESCROW]

July 21, 2000

Mr. Taly Keren

RolItech, Inc.

200-1311 Howe Street

Vancouver, B.C. V6Z2P3

Canada

RE: Escrow No. 00-06-0017DEP
ROLLTECH, INC.

Dear Mr. Keren:

Please be advised that the above referenced escrow has been completely funded and all funds have been disbursed to Rolltech, Inc. in accordance with the terms and conditions of the Fund Escrow Agreement dated June 1, 2000. The escrow is now closed.

Please contact the undersigned if' our firm can be of further assistance.

Sincerely,

/S/

Dale E. Puhl,

President

401 N. Buffalo Drive, Suite 205, Las Vegas, Nevada 89145

Telephone (702) 838-0300 . Fax (702) 838-0526

E-Mail swtedpuhl@aol.com